Exhibit 99.1

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TECHNICAL REPORT ON THE SIRIBAYA PROJECT MINERAL RESOURCE ESTIMATE, CERCLE DE KÉNIÉBA, KAYES REGION, REPUBLIC OF MALI

PREPARED FOR IAMGOLD CORPORATION AND MERREX GOLD INC.

REPORT FOR NI 43-101

Qualified Persons:

Luke Evans, M.Sc., P.Eng.

Tudorel Ciuculescu, M.Sc., P.Geo.

Valerie Wilson, M.Sc., P.Geo.

January 25, 2016

Report Control Form

Document Title	Technical Report on the Siribaya Project Mineral Resource Estimate, Cercle de Kéniéba, Kayes Region, Republic of Mali.

Client Name & Address	IAMGOLD Corporation 401 Bay Street, Suite 3200 Toronto, Ontario M5H 2Y4	Merrex Gold Inc. 802 - 1550 Bedford Highway Bedford, Nova Scotia B4A 1E6

Document Reference	Project #2543	Status & Issue No.	FINAL Version

Issue Date	January 25, 2016

Lead Author	Luke Evans	(Signed)

Peer Reviewer	Deborah A. McCombe	(Signed)

Project Manager Approval	Luke Evans	(Signed)

Project Director Approval	Deborah McCombe	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

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TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1

Executive Summary	1-1

Technical Summary	1-4

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6 HISTORY	6-1

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1

Regional Geology	7-1

Local Geology	7-7

Property Geology and Mineralization	7-8

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

10 DRILLING	10-1

Summary	10-1

Zone 1B	10-4

Diakha	10-7

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1

Sampling Method and Approach	11-1

Density Analysis	11-2

Sample Chain of Custody and Storage	11-3

Sample Preparation	11-3

Sample Analysis	11-3

Quality Assurance/Quality Control	11-4

Database Management	11-9

12 DATA VERIFICATION	12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1

14 MINERAL RESOURCE ESTIMATE	14-1

Summary	14-1

Resource Databases	14-9

Assays	14-15

Assay Capping	14-17

Composites	14-20

Block Models	14-22

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Variography and Trend Analysis	14-24

Grade Interpolation	14-35

Cut-off Grade	14-41

Pit Optimization	14-41

Classification	14-42

Block Model Validation	14-44

Tonnage Grade Curves	14-44

Resource Estimate by Domains	14-46

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1

17 RECOVERY METHODS	17-1

18 PROJECT INFRASTRUCTURE	18-1

19 MARKET STUDIES AND CONTRACTS	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1

21 CAPITAL AND OPERATING COSTS	21-1

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1

26 RECOMMENDATIONS	26-1

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE

Table 1-1 Mineral Resources – December 2015	1-1
Table 4-1 Summary of Exploration Permits	4-4
Table 6-1 2012 Siribaya Mineral Resource Estimate	6-2
Table 7-2 Diakha Quartz Vein Measurements in Outcrops	7-17
Table 9-1 Termite Mound Surveys	9-2
Table 10-1 Drill Hole Database Summary	10-1
Table 11-1 QA/QC Sample Insertion Rates	11-4
Table 11-2 Summary of QA/QC Samples	11-5
Table 11-3 Summary of 2014 and 2015 QA/QC Samples	11-8
Table 12-1 Verification Sample Comparison	12-1
Table 12-2 Database Validation Error Summary	12-3
Table 13-1 Bond Ball Mill Grindability Test Summary	13-1

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Table 13-2 Gravity and Leach Test Summary	13-2
Table 14-1 Siribaya Mineral Resources – December 2015	14-1
Table 14-2 Material Type Density Summary – Diakha	14-4
Table 14-3 Material Type Density Summary – Taya Ko and Zone 1A	14-5
Table 14-4 Diakha Gems Database Structure	14-9
Table 14-5 Diakha Drill Hole Database Records	14-12
Table 14-6 Zone 1B and Taya Ko Gems Database Structure	14-12
Table 14-7 Zone 1B and Taya Ko Drill Hole Database Records	14-15
Table 14-8 Diakha Assay Statistics	14-16
Table 14-9 Zone 1B and Taya Ko Assay Statistics	14-17
Table 14-10 Diakha Capped Assay Statistics	14-19
Table 14-11 Zone 1B and Taya Ko Capped Assay Statistics	14-20
Table 14-12 Diakha Composite Statistics	14-21
Table 14-13 Zone 1B and Taya Ko Composite Statistics	14-22
Table 14-14 DIAkha Block Model Attributes	14-23
Table 14-15 Zone 1B and Taya Ko Block Model Attributes	14-23
Table 14-16 Diakha Interpolation Parameters	14-35
Table 14-17 Zone 1B and Taya Ko Interpolation Parameters	14-36
Table 14-18 Pit Optimization Factors	14-41
Table 14-19 Mineral Resources by Zone – December 2015	14-46

LIST OF FIGURES

PAGE

Figure 4-1 Location Map	4-2
Figure 4-2 Claim Map	4-5
Figure 7-1 Simplified Geological Map of the West African Craton	7-2
Figure 7-2 Lithostructural Map of the Kédougou-Kéniéba Inlier	7-6
Figure 7-3 Property Geology	7-9
Figure 7-4 The Boto and Siribaya Trends	7-10
Figure 7-5 Artisanal Excavations at Diakha	7-11
Figure 7-6 The Senegalo-Malian Shear Zone	7-12
Figure 7-7 Diakha Vertical Section 6,290N Looking N25°E	7-14
Figure 7-8 Main Host Rocks at DIakha	7-15
Figure 7-9 Stereonet of Bedding Measurements at Diakha	7-16
Figure 7-10 Stereonet of Vein Measurements at Diakha	7-17
Figure 7-11 QEMSCAN of Diakha Alteration	7-18
Figure 7-12 Photomicrograph of Diakha Alteration	7-19
Figure 7-13 High Grade Gold Mineralization	7-20
Figure 7-14 QEMSCAN of Fracture-Controlled Free Gold Mineralization in SRD 15-171 at 130.2 m	7-21
Figure 7-15 Photomicrograph of Fracture-Controlled Free Gold Mineralization in SRD 15-171 at 130.2 m	7-21
Figure 7-16 Photomicrograph of Free Gold in Gangue in SRD 14-145 at 81.47 m	7-22
Figure 7-17 Photomicrograph of Gold in Fracture Rimmed by Chalcopyrite in SRD 15-171 at 130.2 m	7-22
Figure 7-18 Siribaya Zone 1B Geology and Chargeability Maps	7-24
Figure 7-19 Stereonet of Bedding Measurements at Siribaya 1B	7-25

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Figure 7-20 Structural Evolution of the Siribaya Trend	7-27
Figure 7-21 Carbonate- Chlorite- Magnetite-Pyrite Association	7-29
Figure 7-22 Silicification	7-30
Figure 7-23 Silicification – Other Examples	7-31
Figure 7-24 Pyrite-Magnetite Association	7-33
Figure 7-25 Pyrite-Arsenopyrite-Chalcopyrite Association	7-34
Figure 7-26 Siribaya Zone 1B Section 1,372,650N	7-35
Figure 10-1 Drill Hole Collar Map: Diakha	10-2
Figure 10-2 Drill Hole Collar Map: Zone 1B and Taya Ko	10-3
Figure 11-1 RC Field Duplicate Scatter Plot	11-9
Figure 14-1 Diakha Weathering Model – Section 69,500N	14-3
Figure 14-2 Zone 1B Weathering Model – Section 1,372,565N	14-3
Figure 14-3 Diakha Mineralization Wireframes	14-6
Figure 14-4 Zone 1B and Taya Ko Mineralization Wireframes	14-8
Figure 14-5 Assay Histogram for Domain 201	14-18
Figure 14-6 assay Histogram for Domains 101 to 105, 108, and 109	14-18
Figure 14-7 Assay Histogram for Domain 1	14-19
Figure 14-8 Assay Histogram for Domains 2 to 10	14-20
Figure 14-9 Artisanal Working Trends	14-25
Figure 14-10 Downhole Correlogram	14-26
Figure 14-11 Domain 101 Contoured Longitudinal Looking West	14-27
Figure 14-12 Domain 102 Correlograms	14-28
Figure 14-13 Domain 102 Contoured Longitudinal Looking West	14-28
Figure 14-14 Domains 103,105, 108, and 109 Correlograms	14-29
Figure 14-15 Domain 103 Contoured Longitudinal Looking West	14-29
Figure 14-16 Domains 108 and 109 Contoured Longitudinal Looking West	14-30
Figure 14-17 Domains 2 to 10 Downhole Correlogram	14-31
Figure 14-18 Domains 2 to 10 Along Strike Correlogram	14-31
Figure 14-19 Domains 2 to 10 Down Dip Correlogram	14-32
Figure 14-20 Domain 5 Down Dip Correlogram	14-32
Figure 14-21 Domain 5 Along Strike Correlogram	14-33
Figure 14-22 Domain 5 Contoured Longitudinal Looking West	14-33
Figure 14-23 Domain 1 Contoured Longitudinal Looking West	14-34
Figure 14-24 Domain 2 Contoured Longitudinal Looking West	14-34
Figure 14-25 Diakha Gold Blocks and Composites – 70 M Bench	14-37
Figure 14-26 Diakha Gold Blocks and Composites – 69,450N	14-38
Figure 14-27 Zone 1B Gold Blocks and Composites – 140 M Bench	14-39
Figure 14-28 Zone 1B Gold Blocks and Composites – 1,372,150N	14-40
Figure 14-29 Zone 1B Domain 5 Indicated Areas	14-43
Figure 14-30 Zone 1B Domain 2 Indicated Area	14-43
Figure 14-31 Diakha Tonnage Grade Curve	14-45
Figure 14-32 Zone 1B and Taya Ko Tonnage Grade Curve	14-45

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by IAMGOLD Corporation (IAMGOLD) and Merrex Gold Inc. (Merrex) to prepare an independent Technical Report on the Siribaya Project (the Project), located in the southwestern Kayes Region of the Republic of Mali. The purpose of this report is to support the disclosure of an initial Mineral Resource estimate for the Diakha gold deposit and updated Mineral Resource estimates for the Zone 1B and Taya Ko gold deposits, all located within the Project. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property and met with IAMGOLD’s site geologists from October 26 to 29, 2015.

IAMGOLD is a mid-tier gold producer with four operating gold mines and several exploration projects on three continents. Merrex is primarily a West African focused gold exploration company. The Siribaya Project, the subject of this report, consists of eleven contiguous exploration permits covering a total area of 876.5 km2, and includes the Zone 1B and Taya Ko deposits, and the newly discovered Diakha deposit. It is located in the Cercle de Kéniéba, Kayes Region, Republic of Mali. The Project is a joint venture between Merrex and IAMGOLD. IAMGOLD is the Project operator. The Mineral Resource estimate prepared by RPA for the Siribaya deposits as of December 2015 is summarized in Table 1-1.

TABLE 1-1 MINERAL RESOURCES – DECEMBER 2015

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project

Deposit	Indicated Resources			Inferred Resources
	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au
Zone 1B	2,102,000	1.90	128,600	4,094,000	1.52	199,700
Taya Ko				882,000	1.02	28,900
Diakha				14,840,000	1.81	863,200

Total	2,102,000	1.90	128,600	19,816,000	1.71	1,091,800

Notes:

1.	CIM definitions were followed for classification of Mineral Resources.

2.	Mineral Resources are estimated at cut-off grades ranging from 0.45 g/t Au to 0.60 g/t Au.

3.	Mineral Resources are estimated using a gold price of US$1,500 per ounce.

4.	Bulk density varies from 1.55 g/cm3 to 2.63 g/cm3 based on deposit and weathering code.

5.	The resources are constrained by a Whittle pit shell.

6.	Numbers may not add due to rounding.

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CONCLUSIONS

Approximately 837 reverse circulation (RC) and core holes totalling 108,640 m have been drilled in Zone 1B and the surrounding area to date, compared to 216 RC and core holes totalling 25,788 m at Diakha. Both deposit environments are structurally complex and both will require more infill drilling to convert the Inferred Resources to Indicated Resources. A larger proportion of core drilling will be needed in the future to better understand the structural controls on gold mineralization.

RPA conducted a site visit, reviewed property and deposit geology, exploration and drilling methods and results, sampling method and approach, sample and data handling, including chain of custody, and completed independent verification of the data. RPA evaluated the compilation of quality assurance/quality control (QA/QC) data and is of the opinion that the sample preparation, security, and analytical procedures used by IAMGOLD and prior companies followed industry-standard procedures and the resulting analytical data are acceptable for use in the resource estimation.

Drilling to date has been completed mostly at an average drill hole spacing of 50 m to 100 m over known mineralized zones. The Diakha mineralization is open in all directions, particularly to the north, so there is excellent potential to increase the resource at Diakha in the future. There is also some potential for minor increases in the Zone 1B resources. RPA is of the opinion that additional core and RC drilling is warranted at both deposits.

RECOMMENDATIONS

With respect to the geological model, RPA recommends that IAMGOLD:

•	Drill more holes at Diakha and Zone 1B.

•	Carry out a detailed structural study at Diakha.

•	Map the artisanal workings and the local mineralization trends at Diakha.

•	As new data become available, adjust the existing mineralization wireframes and build new ones for Diakha.

•	Continue to use oriented core to analyze the relationship between structural measurements and mineralization.

•	Take additional density measurements for all laterite, saprolite, and saprock material prior to future resource estimate updates or economic studies.

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•	Carry out metallurgical testwork at Siribaya Zone 1B and continue to do more testwork at Diakha.

IAMGOLD and Merrex have prepared a two phase, two year exploration work program for the Siribaya Project that totals US$8.0 million. RPA concurs with the upcoming work and is of the opinion that it is reasonable and in line with the exploration potential of the Project.

The proposed exploration work program has been designed primarily to extend and better define the recently discovered Diakha deposit, located along the western margin of the Siribaya Project. Additionally, exploration will be completed to a lesser extent to define additional resources at the Zone 1B and the Taya Ko deposits, and more regionally to investigate geochemical targets previously identified elsewhere on the Project. A total exploration budget of US$8.0 million is proposed and includes approximately 10,000 m of diamond drilling, 65,000 m of RC drilling, and 15,000 m of air core drilling. A breakdown of the proposed exploration budget and the principal objectives of the work program are summarized below:

PHASE 1 – 2016 BUDGET: US$3.2 MILLION

The planned Phase 1 drilling program includes 5,000 m of diamond drilling and 20,000 m of RC drilling designed primarily to test the northern strike extension of the Diakha deposit.

The objectives of the Phase 1 drilling program are as follows:

•	Extend gold mineralization north along strike of the Diakha deposit using a combination of 50 m to 100 m spaced step-out RC drilling.

•	Follow up initial positive drilling results with targeted core drilling to better define gold mineralization.

•

At Siribaya 1B, complete drilling to extend resources along the possible northwest extension of the zone of mineralization, and to complete targeted infill drilling to confirm the extent of the gold mineralization.

PHASE 2 – 2017 BUDGET: US$4.8 MILLION

The planned drilling program includes 5,000 m of diamond drilling, approximately 45,000 m of RC drilling, and 15,000 m air core drilling. The definition core and RC drilling at the Diakha deposit in Phase 2 is contingent upon the results of the 2016 exploration program. More regional exploration is not contingent upon 2016 results.

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The objectives of the Phase 2 drilling program are as follows:

•	Better define gold mineralization north along strike of the Diakha deposit using a combination of 50 m x 50 m spaced core and RC definition drilling.

•	Complete regional exploration consisting of follow-up RC drilling of anomalous targets defined by the 2014-2015 air core and geophysical surveying.

•

Complete 15,000 m of air core drilling to identify additional exploration targets and follow up to surface geochemical sampling at the Taya-Maléa-II area, including the Guameya, Taua-Ko, and Kofia targets.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Project is located within the District of Kayes, in the southwest corner of the Republic of Mali. The property is located 50 km south of the city of Kéniéba and approximately 400 km west of Bamako, Mali’s capital city. It is accessed from Bamako via hard topped road to Kéniéba, and then via dirt road from Kéniéba to the Project camp. The site is inaccessible via land from approximately July to October due to an impassable river crossing twelve kilometres from the camp. Kéniéba is also served by a state owned airstrip that can be used to charter flights directly from Bamako.

LAND TENURE

The property consists of eleven contiguous exploration permits which cover a total area of 876.5 km2, in various stages of application, which are administered by IAMGOLD Exploration Mali SARL. Current Mineral Resources for the property are located on the Kambaya and Siribaya II exploration permits.

The Project is held as a 50:50 joint venture partnership between Merrex and IAMGOLD. On November 25, 2015, IAMGOLD’s shareholding in Merrex increased from 15.17% to 25.20%. IAMGOLD is the Project operator.

HISTORY

The Siribaya property has been explored by numerous companies over the last twenty years; however, the most significant exploration was carried out by Emerging Africa Gold and consisted of geologic mapping and soil sampling.

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In 2005, Merrex acquired the property from Touba Mining SARL, a Malian company, and subsequently expanded the holdings through direct application to the Malian government. The Project became subject to a 50% earn-in option agreement between IAMGOLD and Merrex in December 2008. IAMGOLD vested its 50% interest in the fourth quarter of 2011. Since 2005, all exploration efforts have been carried out by Merrex and IAMGOLD.

There has been no known commercial scale production on the property; however, artisanal scale gold production has occurred. No records exist as to the amount of gold produced from this work.

GEOLOGY AND MINERALIZATION

The Project is located within the West African Craton (WAC), in the southeastern part of the Early Proterozoic Kédougou-Kéniéba inlier, which covers eastern Senegal and western Mali.

In the southern part of the WAC, the Early Proterozoic greenstone terranes are referred to as Birimian (from the Birim River valley in Ghana). These terranes are well exposed across the Kédougou-Kéniéba inlier and consist of alternating northeast-trending linear volcanic belts and sedimentary basins that are separated by granitic and/or gneissic terranes. The Birimian rocks of the Project area belong to the Kofi formation, which generally trends north-northeast. The Kofi formation comprises a sequence of shelf carbonates and calcareous clastic rocks, turbiditic sedimentary rocks, tourmalinized quartzwackes, feldspathic sandstones, and calcareous greywackes with argillite intercalations.

The Diakha, Siribaya 1B, and Taya Ko deposits are hosted by a turbiditic sedimentary sequence, with gold mineralization concentrated along contacts of litho-structural domains. At Diakha, the majority of known gold mineralization occurs within an albitized sandstone that is interpreted to be a metamorphosed and altered meta-greywacke package located east of a fault related to the Senegal-Mali Shear Zone. Based on a recent IAMGOLD interpretation, the Zone 1B and Taya Ko gold mineralization occurs within breccia-hosted stockworks or fault related silicified zones. The gold occurs in quartz-sulphide veinlets, and the fault related silicified zones.

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EXPLORATION AND DRILLING

Exploration work at Siribaya began with a compilation of historical data over the Project area. Historical targets were further investigated through targeted prospecting, geologic mapping, soil geochemical surveys, termite mound geochemical surveys, trenching, pitting, and ground and airborne geophysics.

Early diamond drilling by Merrex completed from 2007 to 2009 followed up the results of surface geochemistry and rotary air blast (RAB) drilling and successfully outlined the Zone 1B deposit. Following two Mineral Resource estimates, in 2009, IAMGOLD became the operator and carried out work on the broader Siribaya Project in the form of RC drilling (2010–2012) and core drilling (2011-2012). From 2014 to 2015, RC drilling was completed over the Diakha deposit, following up limited auger drilling in conjunction with mapping and sampling of the extensive artisanal mining pits and trenches overlying the deposit.

MINERAL RESOURCES

RPA has updated the Mineral Resource estimate for the Zone 1B deposit and carried out initial Mineral Resource estimates for the Taya Ko and Diakha deposits, using block models constrained with 3D wireframes on the principal mineralized domains. Values for gold were interpolated into blocks using inverse distance squared (ID2). The estimate is summarized in Table 1-1.

The weathering surfaces were constructed by IAMGOLD geologists based on lithological and weathering logs, and the mineralization wireframes were based on gold assays at a nominal cut-off grade of approximately 0.10 g/t Au at Diakha and approximately 0.20 g/t Au at Zone 1B and Taya Ko. RPA refined the interpretation of the mineralized domains, based on previous interpretations and data provided by IAMGOLD site geologists

There are no current Mineral Reserves estimated at the Siribaya Project.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by IAMGOLD Corporation (IAMGOLD) and Merrex Gold Inc. (Merrex) to prepare an independent Technical Report on the Siribaya Project (the Project), located in the southwestern Kayes Region of the Republic of Mali. The purpose of this report is to support the disclosure of an initial Mineral Resource estimate for the Diakha gold deposit and updated Mineral Resource estimates for the Zone 1B and Taya Ko gold deposits, all located within the Project. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

IAMGOLD is a mid-tier gold producer with four operating gold mines and several exploration projects on three continents. Merrex is primarily a West African focused gold exploration company. The Siribaya Project, the subject of this report, consists of eleven contiguous exploration permits covering a total area of 876.5 km2, and includes the Siribaya and Taya Ko deposits, and the newly discovered Diakha deposit. It is located in the Cercle de Kéniéba, Kayes Region, Republic of Mali. The Project is a joint venture between Merrex and IAMGOLD. IAMGOLD is the Project operator.

SOURCES OF INFORMATION

A site visit was carried out by Luke Evans, M.Sc., P.Eng., RPA Executive Vice President, Geology and Resource Estimation and Principal Geologist, from October 26 to 29, 2015. Mr. Evans was accompanied by Michael Michaud, IAMGOLD Chief Geologist, Christian Bantsimba, IAMGOLD Senior Exploration Geologist, and Philippe Biron, IAMGOLD Senior Resource Geologist. Discussions were also held with IAMGOLD personnel at IAMGOLD’s offices in Bamako, Mali; Longueil, Quebec; and Toronto, Ontario.

Discussions were held with the following personnel from IAMGOLD:

Michael Michaud, Chief Geologist

Craig McDougall, Senior Vice President, Exploration

Denis Bray, Exploration Manager, Mali

Christian Bantsimba, Senior Exploration Geologist

Philippe Biron, Senior Resource Geologist

Raphael Dutaut, Resource Geologist, Mining Geology

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Lise Chénard, Principal Director, Mining Geology

Mr. Evans is responsible for all sections of the report. RPA Senior Geologists Tudorel Ciuculescu and Valerie Wilson provided assistance with the resource estimation work. The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	µ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	µg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	µm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	foot per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounce per short ton
g/L	gram per litre	ppb	part per billion
Gpm	Imperial gallons per minute	ppm	part per million
g/t	gram per tonne	psia	pound per square inch absolute
gr/ft3	grain per cubic foot	psig	pound per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short ton per year
Hz	hertz	stpd	short ton per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonne per year
J	joule	tpd	metric tonne per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallon per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by RPA for IAMGOLD. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by IAMGOLD and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by IAMGOLD. RPA has not researched property title or mineral rights for the Siribaya Project and expresses no opinion as to the ownership status of the property.

RPA has relied on IAMGOLD for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Siribaya Project.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

This section is summarized in part from Patrick et al. (2012).

The Siribaya Project is located within the Region of Kayes, in the southwest of the Republic of Mali (Mali). The Region of Kayes shares borders with Senegal to the west and Guinea to the south. The property is located 50 km south of the city of Kéniéba, in the Cercle (prefecture) of Kéniéba, the southernmost cercle in the Region of Kayes. It is approximately 400 km west of Bamako, Mali’s capital city (Figure 4-1). The centre of the property is located at approximately 12°15’ N latitude and 11°10’ W longitude.

MINERAL AND SURFACE RIGHTS IN MALI

Exploration and exploitation of mineral deposits in Mali are defined and regulated in the country’s Mining Code dated February 27, 2012 (No. 2012-015) and the Mining Regulation Decree dated June 21, 2012 (No. 2012-311/P-RM), and overseen by the Ministry of Mines (Direction Nationale de la Géologie et des Mines, DNGM).

In addition, the prospecting, exploration, and exploitation agreements entered into by mineral title applicants and the State of Mali are regulated in Decree No. 2012-490/PM-RM (September 7, 2012), and all items pertaining to the operation and management of a fund to finance exploration, training, and promotion of mining activities are defined and regulated in Decree No. 2012-717 dated December 20, 2012.

The above Mining Code and decrees have superseded the 1999 Mining Code (Order No. 99-032/P-RM) and related decrees (No. 99-255/P-RM, No. 00-013/P-RM, and No. 99-256/PM-RM); however, some aspects are still governed by the 1999 mining legislation for titles granted prior to February 2012. The 2012 Mining Code is currently under review.

The Mining Code defines two different classes of exploration and mining titles. The first class, called Authorizations, includes short term prospecting, exploration, and small scale mining permits available to Malian corporations. The second class, Licences, permits larger scale exploration and exploitation projects, and as it is the relevant class of title for the Siribaya Project. It is discussed in more detail below.

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FIGURE 4-1 LOCATION MAP

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Exploration permits are valid for an initial period of three years, and are twice renewable in two year increments. Provisions exist in the code to allow additional time for the completion of a Feasibility Study.

Applications for an exploration permit over a concession area or block are made to the DNGM, and must specify the group of minerals for which exploration work will be performed: precious and fine stones, precious metals and industrial minerals, bulk metals, energy minerals, or non-metallic substances. Once granted, all exploration permit holders are required to enter into a founding agreement, referred to as a “Convention d’Établissement,” with the Malian government. This agreement, negotiated between the parties, comprehensively fixes all of the conditions that will apply to exploration and, in the event of a discovery, exploitation. The conditions include the work obligations, reporting, taxes, duties, duty-free arrangements, and state equity participation, among others, required to maintain the permit in good standing.

Upon expiry of the exploration permit, the operator must relinquish the property or be in application for an exploitation permit, valid for 30 years and renewable in 10 year increments. Once the exploitation permit is granted, exploitation must begin within three years.

Exploration and exploitation permits do not include surface rights. Surface rights can be purchased, or obtained through payment to the owner. If the surface rights owner refuses the authorization to conduct exploration or other mining activities to a permit holder, such authorization can be legally enforced provided adequate compensation is given. If the normal land use becomes impossible due to the exploration or mining activities, the surface owners can force the mineral permit holder to acquire the property.

LAND TENURE

The property consists of eleven contiguous exploration permits which cover a total area of 876.5 km2, in various stages of applications and renewals, which are administered by IAMGOLD Exploration Mali SARL (IEM). A map of the exploration permits is shown in Figure 4-2. The two most important exploration permits are Siribaya II and Kambaya, which host the Zone 1B (and Taya Ko) and the Diakha deposits, respectively.

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A list of the exploration permits is provided in Table 4-1. IAMGOLD reports that all exploration permits are in good standing. IAMGOLD provided documentation from DNGM that confirms the Siribaya II exploration permit was renewed on November 2, 2015 and the Kambaya exploration permit was renewed on November 10, 2015. IAMGOLD’s application to extend the Kambaya permit to the north and simultaneously reduce the permit size to 100 km², in order to conform to the 100 km² maximum area prescribed in the 2012 Mining Code, is in progress.

TABLE 4-1 SUMMARY OF EXPLORATION PERMITS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Permit Name	Owner	Area (km2)
Siribaya-II	SES	33
Siribaya-Ouest	SES	66
Siribaya-Centre	SES	33
Taya-Maléa-II	IEM	75
Taya-Maléa-Sud	Merrex	75
Babara-II	IMC	71
Babara-Est	Touba Mining SARL	103
Kofia-II	IMC	73.5
Kofia-Sud	Merrex	70
Diarindi	Merrex	150
Kambaya	IEM	127

Total	11	876.5

Notes:

SES: Société d’Exploration de Siribaya SARL

IEM: IAMGOLD Exploration Mali SARL

IMC: IAMGOLD Mali Corporation SARL

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FIGURE 4-2 CLAIM MAP

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IAMGOLD/MERREX JOINT VENTURE

The Project was originally compiled by Merrex through the purchase of five exploration permits from Touba Mining SARL (Touba) in 2005, and an expansion of those holdings through direct application to the Malian government. In December 2008, the whole ground package became subject to a 50% earn-in option agreement between IAMGOLD and Merrex, which was completed in the fourth quarter of 2011 (Merrex News Release, 2012). On November 25, 2015, Merrex concluded a shares-for-debt settlement with IAMGOLD, increasing IAMGOLD’s shareholding in Merrex from 15.17% to 25.20% (Merrex News Release, 2015). The shares are subject to a four-month hold period expiring March 25, 2016.

ROYALTIES

The Malian government maintains the right to a 10% non-dilutable free carried interest in the capital of a company holding an exploitation permit, in addition to an option to acquire another 10% participating interest.

Fiscal conditions are set out in the “Convention d’Établissement” which allows for repatriation of capital and dividends. Mining ventures are generally free of corporate tax for the first five years of production. Thereafter, the tax rate is 35%, or less when profit is reinvested in Mali. A depletion allowance can be negotiated up to 27.5%. All equipment for the Project can be imported duty free during the exploration period and for the first three years of the exploitation period.

There is a 6% royalty payable to the government, comprised of a mining royalty on the value of production (3%) and a value added tax (3%). In addition, Touba holds a net profit interest (NPI) royalty of 5%.

RPA is not aware of any significant environmental liabilities on the property. IAMGOLD has all required permits to conduct the proposed work on the property. RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property. RPA notes, however, that artisanal miners or “orpailleurs” have excavated a significant number of shaftsand pits at Diakha. IAMGOLD has commissioned a study to monitor and account for orpailleur activities within the project area.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

This section is summarized in part from Patrick et al. (2012).

ACCESSIBILITY

Access to the site is via a 40 km dirt road from Kéniéba, the closest city in the region. Kéniéba lies approximately 400 km from Bamako along the new Kati-Kéniéba highway. Access to the site from approximately July to October is not possible via land due to an impassable river crossing 12 km from the camp, leading to an interrupted field season.

CLIMATE

The Siribaya property is located in the Soudan-Sahel climatic region and has a continental subtropical climate characterized by two distinct seasons: a rainy season from July to October and a dry season from October to June. It is generally hot and dry from February to June (35°C to 45°C), humid and hot from June to November (30°C to 40°C), and relatively mild and dry from December to February (20°C to 25°C). The annual Harmattan is a dry wind that blows from the north during the dry season.

Drilling is generally not possible during the rainy season, due to high rainfall creating impassable rivers and roads. General fieldwork tasks tend to be restricted to the period from July to late October.

LOCAL RESOURCES

The Kéniéba area has a long history of artisanal and more recently modern mechanized gold mining and a large, experienced pool of local labour is available. Heavy equipment such as bulldozers and trucks are available both in Kéniéba and Kayes. Modern telephone communications, government offices, and wholesalers are also available.

The local population are essentially artisanal gold miners and subsistence farmers who raise cattle and goats and cultivate dry land grain, mango trees, and gourds for use in cooking.

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INFRASTRUCTURE

There is little to no infrastructure in the area. The permits lie just south of the Falémé River, which supplies sufficient water for general exploration activities. The Falémé River crossing is impassable during the rainy season. Although presently abandoned, a 1.5 km long, lateritic, privately owned airstrip lies 35 km from the Project.

The Siribaya camp consists of dormitories, lavatories, a modern kitchen, an office building, a covered core logging facility, and sample storage area. The camp is equipped with electric power and satellite communications.

PHYSIOGRAPHY

The Project area is generally flat and characterized by gentle hills which may be flat topped with in-situ lateritic crusts or “cuirasses”. The Falémé River, lying just north of the Project area and flowing northwest, has created incised meanders at its edge. Some deposits of eroded laterites also occur. The landscape includes termite mounds of different types which occur in areas of laterite sheets. Ephemeral rivers and drainage channels are fed in the wet season by run-off from the lateritic plateaus.

Elevations on the property range from 120 MASL to 150 MASL. The sandstone Tambaoura Escarpment bounds the Kéniéba plain on its eastern side, and reaches elevations up to 660 m. The area is relatively uninhabited and potential tailings storage, waste disposal, heap leach pad, and processing plant areas are available in the vicinity of the permitted area.

Vegetation is generally sparse and consists of grass and few thorny and deciduous trees, which are more common proximal to water courses.

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6 HISTORY

PRIOR OWNERSHIP AND EXPLORATION HISTORY

Various parts of the Siribaya property have been explored by numerous owners over the last twenty years. Ownership changes, as well as differing claim reduction processes affecting old permits, have created complex ownership history over the property. Accordingly, this time period is discussed in general, rather than specific terms, with focus on activities directly relevant to the current boundaries of the Project.

As access to this region is very difficult, especially during the rainy season, very little historical exploration has been conducted over the property. In fact, only three previous operators have conducted noteworthy work in the area: SOMAGECO SARL, Syndicat Or, and Emerging Africa Gold (EAG). SOMAGECO SARL, a small Malian exploration company with limited technical and financial capacity, completed some geological mapping during the 1980s. Also during this time, Syndicat Or held a small portion of the current Taya-Maléa and Kofia permits as part of a larger holding, however, their exploration work was completed outside the current Siribaya property boundary, with the exception of a semi-regional geology map, completed at a scale of 1:50,000, which covered the Siribaya property almost in its entirety.

EAG conducted the most significant historical exploration work on the property. EAG controlled a permit area very similar to the current Siribaya permit outline and, from 1996 to 1997, produced a set of 1:50,000 scale maps based on previous exploration work augmented by their own reconnaissance. These included a topographic map, a geomorphological map, a litho-structural map, and a map of the distribution of the artisanal mining sites from air photos.

EAG also conducted a geological survey concurrently with a soil sampling program which collected 1,651 soil samples and 36 rock samples over 165 line km, on the current Siribaya and Taya-Maléa permits. A total of 450 line km were also surveyed over the Kofia and Babara permits, and 4,566 soil samples and 32 rock samples were collected.

In 2005, Merrex purchased five exploration permits over the Siribaya property from Touba, a Malian company, and subsequently expanded the Project through direct application to the Malian government. The Project then became subject to a 50% earn-in option agreement between IAMGOLD and Merrex, which was completed in the fourth quarter of 2011.

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HISTORICAL RESOURCE ESTIMATES

There have been no known historical mineral resource estimates on the property. ACA Howe International Ltd (ACA Howe) prepared Mineral Resource estimates and NI 43-101 Technical Reports for the Siribaya property in 2009, 2010, and 2012 for Merrex. The Mineral Resources reported in 2012 are listed in Table 6-1 (Patrick et al., 2012). RPA notes that the ACA Howe Mineral Resources are superseded by the Mineral Resources contained in this report.

TABLE 6-1 2012 SIRIBAYA MINERAL RESOURCE ESTIMATE

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Zone	Tonnes (000 t)	Grade (g/t Au)	Contained Gold (000 oz)
Indicated
Zone 1B	4,045	2.34	303.9

Total	4,045	2.34	303.9
Inferred
Zone 1B	1,128	2.03	73.7
Zone 1A	3,189	2.22	227.7

Total	4,316	2.17	301.4

Notes:

1.	CIM definitions were followed for classification of Mineral Resources.

2.	The Qualified Person responsible for the Mineral Resource estimate is David J. Patrick, FIMMM, FAusIMM, Director and Principal Geologist of ACA Howe International Ltd.

3.	Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au.

4.	Average bulk density is 2.05 g/cm3 in the Indicated portion of Zone 1B and 2.02 g/cm3 in the Inferred portion. Average bulk density in Zone 1A is 2.10 g/cm3.

5.	No distinction is made between underground or open pit potential to a depth of 350 m below surface.

PAST PRODUCTION

There has been no known commercial scale production on the property; however, artisanal scale gold production has occurred. No records exist as to the amount of gold produced from this work.

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7 GEOLOGICAL SETTING AND MINERALIZATION

This section is summarized in part from Patrick et al. (2012) and Evans (2013).

REGIONAL GEOLOGY

The geology of West Africa is dominated by cratons composed of rocks of Archean and Early Proterozoic age, Pan-African mobile zones of Late Proterozoic age, and younger intra-cratonic sedimentary basins ranging in age from Proterozoic up to Quaternary.

The Project is located within the West African Craton (WAC), in the southeastern part of the Early Proterozoic (Birimian) Kédougou-Kéniéba inlier, which covers eastern Senegal and western Mali. The WAC represents one of a series of successively younger mobile or orogenic zones or belts accreted onto the old crustal nuclei of Archean age during the Precambrian period. The WAC stabilized approximately 1.99 Ga, following the accretion of vast areas of the Early Proterozoic at the end of the Eburnean orogenic event (2.19 to 1.99 Ga). Extensive cover by later, intracratonic sedimentary basins and crustal reactivation during the Pan-African orogeny has concealed most portions of the original Archean-Early Proterozoic basement rocks.

Basement rocks of the WAC are exposed within the Man shield, the Reguibat shield, and the Kédougou-Kéniéba and Kayes inliers. It consists of an Archean nuclei (3.0-2.7 Ga, Camil et al., 1983) that is overlain by Early Proterozoic rocks (2.1 Ga, Abouchami et al., 1990; Hirdes et al., 1996) (Figure 7-1).

In the southern part of the WAC, the Early Proterozoic greenstone terranes are referred to as Birimian after the work of Kitson (1928) in the Birim River valley in Ghana. These terranes have been affected by the Eburnean orogeny (a major thermo-tectonic event around 2.1 Ga) and are exposed within the Kédougou-Kéniéba and Kayes inliers and the Leo-Man shield except in its westernmost part, where Archean terranes outcrop.

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FIGURE 7-1 SIMPLIFIED GEOLOGICAL MAP OF THE WEST AFRICAN CRATON

REGUIBAT RISE
Western Sahara
Adrar des Iforas
Taoudeni Bassin
Kaye
Kédougou
Window
SIRIBAYA
Senegal
Guinea Bissau
Burkina Faso
BENIN NIGERIA SHIELD
Domaine
Archean
Birrimian
Hercyniean
Pan African
Guinea
LEO RISE
Benin
Nigeria
Sierra Leone
Cote d'ivoire
Togo
Ghana
KENEMA MAN
DOMAINE
BAOULE MOSSI
DOMAINE
Liberia
-15
-10
-5
0
5
25
20
15
10
0 100 200 300 400 500
Kilometres

Figure 7-1

IAMGOLD Corporation and Merrex Gold Inc.

Siribaya Project

Kayes Region, Mali, West Africa

Simplified Geological Map of the West African Craton

January 2016

Source: IAMGOLD, 2013.

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The Birimian terranes comprise alternating northeast trending linear volcanic belts and sedimentary basins that are separated by granitic and/or gneissic terranes (Hirdes et al., 1996). Rocks are generally metamorphosed to greenschist facies, although amphibolite grade occurs locally within metamorphic aureoles related to granitic intrusions (Boher et al., 1992).

The Kédougou-Kéniéba inlier, where the Project is located, is the westernmost zone of exposure of the Birimian. The Kédougou-Kéniéba inlier is bounded, on its western side, by the Hercynian Mauritanide belt; on all other sides, it is unconformably overlain by undeformed Late Proterozoic and Early Phanerozoic rocks of the Taoudeni, Tindouf, and Volta basins (Boher et al., 1992; Villeneuve and Cornée, 1994).

LITHOSTRATIGRAPHIC SUB-DIVISIONS

Birimian terranes of the Kédougou-Kéniéba inlier were first divided into three north to north-northeast trending groups, from west to east: Mako, Dialé, and Daléma. Based on their similar lithology, the Dialé, and Daléma groups have later been combined into the Dialé-Daléma group (Bassot, 1966, 1987).

MAKO GROUP

The Mako group is a volcano-plutonic belt composed mainly of volcanic rocks, with some sub-volcanic intrusions and granitoids, and minor sedimentary rocks. It consists predominantly of tholeiitic and calc-alkaline volcanic rocks with interbedded volcanoclastic sedimentary rocks and intercalations of fluvio-deltaic sedimentary rocks (Kéniebandi Formation) and is an equivalent of the Tarkwaian system described in Ghana (Davis et al., 1994).

Typical lithologies include pillowed basalts with minor intercalated volcanoclastic rocks, high-Mg basalts, pyroxenites, sub-volcanic intrusions, and granitoids. The volcanic assemblage is dated between 2,160 Ma and 2,197 Ma. In the eastern part, calc-alkaline series and detrital sediments are associated with volcano-sedimentary rocks (Boher, 1991; Dia et al., 1997, Bassot, 1987; Dia et al., 1997; Dioh et al., 2006).

To the east, the Mako group is separated from the dominantly sedimentary Dialé-Daléma group by a regional scale lineament termed Main Transcurrent Zone (MTZ).

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DIALÉ-DALÉMA GROUP

Dialé-Daléma group is composed mainly of sedimentary rocks with subordinate volcanic rocks that are intruded by coalescent biotite-bearing granitic plutons (i.e., Saraya granite; Pons et al., 1992). Typical lithologies are folded sandstones and siltstones, interbedded with calc-alkaline ash-and-lapilli tuffs (Bassot, 1987; Hirdes and Davis, 2002). This group is sub-divided into two series that are distinguished by their relative proportion of chemical and detrital sedimentary rocks.

Dialé series has a higher proportion of chemical sedimentary rocks; typical lithologies are, from base to top: crystalline limestone and dolomitic marbles, greywacke, arenite sandstone, and schist (Milési et al., 1989). According to Schwartz and Melcher (2004), the Dialé series has the most extensive occurrences of carbonate in the Birimian. Dialé-Daléma is intruded by coalescent biotite-bearing granitic plutons (i.e., Saraya granite; Pons et al., 1992).

This sequence is overlain by distal turbidites, partially tourmalinized in the upper part, and carbonate-bearing fine grained sedimentary rocks.

The Senegalese and Malian sides of the inlier have alternative terminologies for the same geological formations; as both sides of the inlier are referred to in this section, Table 7-1 has been provided for simplicity.

TABLE 7-1 SENEGALESE AND MALIAN TERMINOLOGY FOR BIRIMIAN FORMATION

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Senegal (Bassot, 1966)	Mali West (Milesi et al., 1989)	Lithologies
Mako Group	Saboussiré Formation	Mafic volcanic rocks, volcano-sedimentary and sedimentary rocks
Dialé Group	Kéniebandi Formation	Dominantly sedimentary rocks, some volcanic rocks Possibly a late basin in Mali
Daléma Group	Kofi Formation	Dominantly sediments, minor volcanic rocks Falémé calc-alkaline complex

One of the important features in the eastern part of the Kédougou-Kéniéba inlier is the regional north-south lineament, termed the Senegal-Mali Shear Zone (SMSZ). Early geological interpretations extended the Dialé-Daléma group over this regional lineament toward the east to the Malian part of the inlier. However, based on new observations, a new volcano-plutonic belt has been outlined in the southeastern part of the inlier. It is termed the Falémé series and separates the Dialé-Daléma series in the west from the Kofi series to the east.

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The Kofi series is restricted to the east of the SMSZ and consists of sandstones, argillites, and platform carbonates intruded by syntectonic, S-type, peraluminous biotite-bearing granites. Detrital sedimentary rocks at the Loulo deposit that occurs within the Kofi series have been dated between 2.093 ± 7 and 2.125 ± 27 Ma (Boher et al., 1992).

To summarize, the inlier can be structurally described as consisting of two north to north-northeast trending volcano-plutonic belts, the Mako series and the Falémé series, and two intervening sedimentary basins, referred to as the Dialé-Daléma series and Kofi series (Figure 7-2).

TECTONIC SETTING

Birimian rocks of the Kédougou-Kéniéba inlier have been affected by a polycyclic deformation and metamorphic history related to the Eburnean orogeny (2.19 Ga-1.99 Ga). Three major deformation phases have been distinguished: a collisional phase D1 associated with the initial accretion of the Birimian, and two transcurrent phases (D2-D3) associated with the formation of regional-scale north-south shear zones.

At the scale of the Kédougou-Kéniéba inlier, the D2-D3 deformation is clearly associated with the two regional transcurrent ductile structures, the northeast trending MTZ, which is located between Mako and Dialé-Daléma, and the SMSZ, located in the eastern part of the inlier (Ledru et al., 1991; Gueye et al., 2007), as well as with several subsidiary structures (Bassot and Dommanget et al., 1986; Ledru et al., 1991; Milési et al., 1989, 1992; Dabo and Aïfa, 2010).

D1 features include a penetrative cleavage (S1) that has transposed bedding (S0), a stretching lineation (L1), and an isoclinal syn-foliation folding (F1) with variable trends (north-south, northeast-southwest to east-west, or northwest-southeast).

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FIGURE 7-2 LITHOSTRUCTURAL MAP OF THE KÉDOUGOU-KÉNIÉBA INLIER

12°00'W
11°00'W
N
Yatela
Sadiola
Senegalo-Malian Shearzone
13°30'N
Sabodala
Massawa
Main Transcurrent Zone
Loulo
Tabakoto
Gounkoto
Fekola
12°00'N
SIRIBAYA
DIAKHA
Legend:
Borders
Thrust
Fault inferred
Shearzone
Post-paleoproterozoic
Late Eburnean
Tarkwaian
Bimodal greenstone belts
Birimian flysh type sediments
Volcanosedimentary
Eburnean plutonics
0 10 20 30 40 50
Kilometres
Figure 7-2
IAMGOLD Corporation
and Merrex Gold Inc.
Siribaya Project
Kayes Region, Mali, West Africa
Lithostructural Map of the
Kédougou-Kéniéba Inlier
January 2016
Source: IAMGOLD, 2015.

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D2 characteristic features include upright or slightly overturned to the southeast folding (F2), an S2 cleavage, which is parallel to the F2 axial plane and usually marked by dissolution planes, a stretching lineation (L2) marked by stretched conglomerate clasts, and metamorphic mineral lineation. The D2 phase is associated with left-lateral strike-slip faults trending north-south to northwest-southeast and major granite emplacement (Pons et al., 1992).

The S2 fabric, which typically transposes and overprints bedding (S0) and S1 structures, is the most conspicuous deformational feature in the region (Ledru et al., 1991; Pons et al., 1992). It is generally steep with statistical trend close to N30°E, though it is overturned to become north-south near the SMSZ. D2 is also associated with the emplacement of the Kakadian (2,199 ± 68 Ma) and Saraya (1,973 ± 33Ma) granitic batholiths (Pons et al., 1992; Gueye et al., 2007).

D3 is marked by northeast-southwest strike-slip faults with associated folding (Pons et al., 1992; Feybesse and Milési, 1994).

The tectonic history of the region may be summarized as follows:

•	Early Proterozoic:

¡	Deposition of clastic, pelitic, greywacke, carbonate, and volcano-sedimentary units.

¡	Eburnean orogeny: metamorphism (greenschist facies) of sediments to form quartzites, schists, marbles, etc. (Birimian D1, D2, D3).

•	Late Proterozoic:

¡	Uplift, erosion, and peneplanation of Birimian rocks.

•	Late Proterozoic to Carboniferous:

¡	Deposition of clastic sediments (mainly sandstones) of the Taoudeni Basin.

LOCAL GEOLOGY

The Project is hosted in early Proterozoic Birimian metamorphic rocks bordered to the east and southwest by late Proterozoic generally unmetamorphosed clastic sedimentary rocks. The Birimian rocks of the Project area belong to the Kofi formation, which generally trends north-northeast. According to Lawrence et al. (2013), the Kofi formation comprises a sequence of shelf carbonates and calcareous clastic rocks, turbiditic sedimentary rocks, tourmalinized quartzwackes, feldspathic sandstones, and calcareous greywackes with argillite intercalations.

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Within the Project area, lithological sequences include metagreywacke, metasiltstones, felsic volcanic dikes (rhyolite, rhyodacite, and quartz porphyry), graphitic metasediments, and sparse occurrences of pinkish sandy rock which was thought to be an arkosic wacke (Honnan et al., 2009). The structural framework, interpreted from geophysical (electromagnetic, aeromagnetic, and induced polarization) surveys, includes four directions of lineaments: northwest, east-northeast, east-west, and east-southeast. The north-northeast trending foliation changes to northeast trending in the eastern part of the area and includes the Siribaya major shear zone structure.

This sequence is punctuated by scarce granitoid stocks, dolerite dikes, and acid volcanic flows and rhyolite pyroclastic rocks. The general strike is around N025°E with a steep dip of about 60° to 70° eastward or westward depending on the location. Rocks of the region have experienced regional brittle and ductile deformations and have been metamorphosed to greenschist facies with development of chlorite, calcite, albite, sericite, and epidote (Milési et al., 1989; Dommanget et al., 1993; Feybesse et al., 2006).

PROPERTY GEOLOGY AND MINERALIZATION

Important gold surface anomalies occur at several locations on the Siribaya Project, including Diakha, Kono, Zone 1B, Taya Ko, Zone 1A, Timeta, and the Bambadinka sector (Figure 7-3). To date, three gold deposits have been identified on the Project: Diakha; Siribaya Zone 1B, and Taya Ko. The Diakha and Zone 1B are the main areas of interest and are situated on the Boto and Siribaya trends, respectively (Figure 7-4).

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-8

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FIGURE 7-3 PROPERTY GEOLOGY

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-9

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FIGURE 7-4 THE BOTO AND SIRIBAYA TRENDS

From IAMGOLD (2015)

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-10

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DIAKHA DEPOSIT

The Diakha deposit occurs in the southern part of the Kambaya claim, near the southern limit of the exposure of the Birimian rocks of the Kédougou-Kéniéba inlier. It is surrounded by Late Proterozoic hills to the west, south, and east.

The Diakha area is highlighted by a strong surface geochemical anomaly; the area is also a location for artisanal mining (Figure 7-5). One of the prominent features in the area is the trenches made by artisanal miners in the northern part.

FIGURE 7-5 ARTISANAL EXCAVATIONS AT DIAKHA

IAMGOLD photograph

Diakha is located at the southern end of a regional north-south mineralized trend that also hosts IAMGOLD’s Boto gold deposits and B2Gold Corp.’s Fekola gold deposit (Figure 7-6). This trend is thought to be generally coincident with a regional deformation zone known as the SMSZ.

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-11

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FIGURE 7-6 THE SENEGALO-MALIAN SHEAR ZONE

From IAMGOLD (2015)

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-12

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The subsurface geology at Diakha is known from drill holes, observations from artisanal trenches, and a few outcrops scattered around the area.

Geologically, the Diakha area can be broadly divided into two north-northeast trending litho-structural domains that are separated by an interpreted west-dipping thrust fault coinciding also with a thin limestone layer intersected by drilling (Figure 7-7). A similar geological setting occurs at the Malikoundi deposit, situated approximately 10 km to the north.

The western domain is made of fine grained detrital sediments, mainly shales, few argillites, pelites, and some fine sandstones lenses and limestone. The eastern domain is comprised mainly of albitized pink and massive sandstones that are cherty locally and greywacke sandstone. A few dikes of mafic and intermediate intrusive rocks occur within the sediments. Core photographs of the albitized sandstone and the greywacke, which are the main host rocks at Diakha are shown in Figure 7-8.

Diamond drill holes have intersected only lithologies of the eastern domain allowing better observations and oriented core measurements, whereas lithologies in the western domain have only been intersected by reverse circulation drill holes. Consequently, no structural measurements have been collected from the western domain.

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FIGURE 7-7 DIAKHA VERTICAL SECTION 6,290N LOOKING N25°E

NW (295°)
(115°) SE
240 500 E
240 600 E
240 700 E
240 800 E
240 900 E
241 000 E
200m
100m
0m
-100m
-200m
SAPROCK
D14-147
D15-147
R14-446
D14-150
R14-445
D14-148
D14-149
D14-151
D14-152
Au
(g/t)
> 20 g/t
10.0 - 20.0 g/t
4.0 - 10.0 g/t
1.0 - 4.0 g/t
0.5 - 1.0 g/t
0.5 - 0.5 g/t
Pelites
Limestone (+/- Intrusives)
Guemedji Graywecke
Albite Alteration
RCH Exploration 2014-2015
DDH Exploration 2014-2015
Topo Surface
Laterite / Alluvium Limit
Saprolite Limit
Saprock Limit
Main Fault / Shear
Fold Axis
Bedding Trace
Mineralized Zone
0 25 50 75 100
Metres
January 2016
Figure 7-7
IAMGOLD Corporation
and Merrex Gold Inc.
Siribaya Project
Kayes Region, Mali, West Africa
Diakah Vertical Section 6,290N
Looking N25°E

Source: IAMGOLD, 2015.

From IAMGOLD (2015)

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-14

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FIGURE 7-8 MAIN HOST ROCKS AT DIAKHA

Pink Albitized Sandstone

Greywacke

IAMGOLD photographs

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-15

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DIAKHA STRUCTURE

The measurement of bedding in outcrops at surface indicates that the strike direction varies from approximately 000° to 030°, with the dip ranging from approximately 50° to 60° to the west. Measurements collected from core logging has confirmed these measurements (Figure 7-9), however, they also highlight some bedding planes have eastward dip planes, suggesting the possibility of a fold.

FIGURE 7-9 STEREONET OF BEDDING MEASUREMENTS AT DIAKHA

From IAMGOLD (2015)

A few quartz veins, mapped in outcrops, indicate two systems that can be differentiated by their strike directions 140°-170° and 060°-070° (Table 7-2).

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TABLE 7-2 DIAKHA QUARTZ VEIN MEASUREMENTS IN OUTCROPS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Outcrop	Northing (m)	Easting (m)	Lithology	Azimuth (°)
KK80	1369345	241041	Sandstone	075
KK82	1369495	240459	Sandstone	249
KK83	1369664	240927	Sandstone	067
KK84	1369740	240808	Sandstone	065
KK87	1369764	240408	Breccia	146
KK89	1369816	240452	Shale	178
MC106	1369300	240969	Sandstone	060
MC107	1369339	240990	Sandstone	069
MC108	1369273	240997	Sandstone	072
MC109	1369216	240981	Sandstone	160

Oriented core measurements confirm these two vein system directions, and a third system striking 010° to 015° was identified (Figure 7-10).

FIGURE 7-10 STEREONET OF VEIN MEASUREMENTS AT DIAKHA

From IAMGOLD (2015)

DIAKHA ALTERATION

Based on core and thin section observations, it is believed that the rocks that host the Diakha deposit have been subject to three alteration phases, which are closely linked to coeval structural and lithological hydrothermal events. The three main alteration phases are:

1.	Pervasive Albite (-/+ hematite impregnation): sodic pervasive alteration that has turned the rock pinkish.

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2.	Chlorite-Carbonate: occurs pervasively and also along fractures with impregnation of hematite and magnetite.

3.	Patchy Calc-Silicate Alteration: characterized by tremolite, developed both along fractures and as spheroidal spots scattered in the rock.

The most prominent alteration at Diakha is the pervasive albitization that turned the rock pink, which is very similar to the alteration at Boto. Strong albite altered sandstone extends eastwards for approximately 300 m to 350 m from the limestone marker unit and associated thrust fault. Albite is commonly mixed with variable intensity hematite alteration. In some places, the hematite alteration is very intense and turns the host rock to a red colour. Occasionally, it makes a worm-like texture in the rock. Although it is clear that pervasive albite alteration predates the other alteration phases, it is believed, but not firmly established yet, that tremolite post dates carbonate and chlorite.

Very few veins are present and most of them are centimetre in size or less, including the quartz -/+ calcite veins, the carbonate veins, and the quartz-tourmaline veins. A QEMSCAN pseudo-image of the albite alteration in hole SRD 15-161 at 184.83 m shows the abundance of albite, calcite, biotite, and talc with trace amounts of tourmaline and pyrite (Figure 7-11).

FIGURE 7-11 QEMSCAN OF DIAKHA ALTERATION

From IAMGOLD (2015)

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-18

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A photomicrograph shows tremolite alteration overprinting albite alteration in hole SRD 15-161 at 301.1 m (Figure 7-12).

FIGURE 7-12 PHOTOMICROGRAPH OF DIAKHA ALTERATION

From IAMGOLD (2015)

Notes: Bt – biotite, Ab – albite, Tr – tourmaline, Cc—calcite

DIAKHA MINERALIZATION

Primary gold mineralization within the Early Proterozoic Birimian terrain has been sub-divided by Milési et al. (1989, 1992) into pre-orogenic, syn-orogenic, and late-orogenic. The late orogenic gold mineralization is typically associated with brittle-ductile deformation and is characterized by the association of Au, B, W, As, Sb, Se, Te, Bi, Mo, with traces of Cu, Pb, Zn. Gold commonly occurs as native gold or as fine inclusions within the base-metal sulphides or the gangue, which consists of quartz, albite, carbonate, muscovite, pyrite, and tourmaline.

At Diakha, the majority of known gold mineralization occurs within the albitized sandstone that is thought to be a metamorphosed and altered meta-greywacke package that sits east of a fault believed to be related to the SMSZ.

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The main sulphide at Diakha is pyrite, which is globally estimated to not exceed 2%, and trace chalcopyrite. High grade gold mineralization averaging 19.66 g/t Au over 4.0 m in hole SRD14-148 from 157 m to 161 m is shown in Figure 7-13.

FIGURE 7-13 HIGH GRADE GOLD MINERALIZATION

IAMGOLD Photograph

Macroscopic grains of gold have been identified in drill cores, and several drill core samples have returned high grade gold with no associated sulphides or visible gold present, suggesting that some of the gold does not occur in sulphide minerals. Petrologic thin-section study confirms the occurrences of free gold in drill core at Diakha. Two types of gold occurrences have been identified:

1.	Free gold interstitial to pyrite and carbonate or in various gangue minerals (Figures 7-14 to 7-16).

2.	Fracture controlled gold in pyrite grains (with tellurides), sometimes rimmed by chalcopyrite (Figure 7-17).

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The first category occurs in several types of gangue minerals including quartz, goethite, and carbonate. Based on the above description, Diakha gold mineralization can be classified as a late orogenic type, in respect to the classification scheme by Milési et al. (1992).

FIGURE 7-14 QEMSCAN OF FRACTURE-CONTROLLED FREE GOLD

MINERALIZATION IN SRD 15-171 AT 130.2 M

FIGURE 7-15 PHOTOMICROGRAPH OF FRACTURE-CONTROLLED FREE GOLD

MINERALIZATION IN SRD 15-171 AT 130.2 M

From IAMGOLD (2015)

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-21

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FIGURE 7-16 PHOTOMICROGRAPH OF FREE GOLD IN GANGUE IN SRD 14-145 AT 81.47 M

FIGURE 7-17 PHOTOMICROGRAPH OF GOLD IN FRACTURE RIMMED BY

CHALCOPYRITE IN SRD 15-171 AT 130.2 M

From IAMGOLD (2015)

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-22

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SIRIBAYA ZONE 1B AND TAYA KO

Zone 1B and Taya Ko occur within the north-northeast trending Siribaya structural trend, which has been traced by geophysics and geochemistry for over 10 km along strike, with a width of up to approximately 1.0 km to 1.5 km. Zone 1B and Taya Ko are located in the central-eastern part of the Siribaya-II permit and partly extend into the Taya-Maléa-II permits. Taya-Ko (also known as Zone 1A in Merrex reports) is in the Taya-Maléa-II permit and extends into the Siribaya-II permit along its north-northeast trend. Zone 1B and Taya Ko are coincident with a significant gold soil anomaly.

The Siribaya trend is located in the generally fine grained, back-arc to for-arc, median to distal detritic and carbonated sediments of the Kofi formation approximately 20 km east of the SMSZ. The general structure and morphology of the trend is defined by a ground induced polarization (IP) gradient survey, which shows a very well-defined 010° to 015° trend that is approximately 600 m to 1,000 m wide (Figure 7-18). The corridor is highly conductive yet not chargeable. The various airborne surveys completed over the area all show a relatively well structured, weakly magnetic corridor, slightly enriched in potassium.

Much of the Siribaya Project area is overlain by lateritic cover, with a limited amount of outcrop in the mineralized areas. Drilling has exposed Birimian volcano-sedimentary units beneath the lateritic profile comprised of intercalated calcareous metasediments, metasiltstones, and metagreywackes with interbedded andesite and lapilli tuffs. Minor quantities of pure marbles, dolomites with stylolites, and graphitic metasediments also occur. Very sparse occurrences of pinkish arkose are observed and considered to be due to adularian feldspathic alteration rather than detrital sedimentation.

The predominant strike of these sediments is north-northeasterly and dip generally steeply eastwards. Bedding and foliation structural measurements are generally parallel. No firm evidence of stratigraphic way-up or isoclinal folding has emerged; however, the Zone 1B deposit shows that carbonaceous sediments predominate in the west of the deposit and at depth in the east, with greywackes being present in the upper portions in the east, with some intervening siltstones.

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FIGURE 7-18 SIRIBAYA ZONE 1B GEOLOGY AND CHARGEABILITY MAPS

261,000 E
261,500 E
262,000 E
1,373,000 N
1,372,500 N
1,372,000 N
Chargeability (IP) Background
Main Fault / Shear
IAMGOLD Licence
Drainage
Alluvium
Ferricrete (Trans.)
DDH Exploration
RCH Exploration
New RCH Exploration
POTENTIAL M.Z. EXTENSION
N
SIRIBAYA II
TAYA MALEA II
Pelites and Carbonates
Siribaya Shear Corridor
M.Z. : Steep West Dip
M.Z. : East Dip Breccia Host
Main Fault / Shear
IAMGOLD Licence
Drainage
Alluvium
Depositional Domain
Erosional Domain
Ferricrete (Trans.)
DDH Exploration
RCH Exploration
New RCH Exploration
0
100
200
(METRES)

Figure 7-18

IAMGOLD Corporation and Merrex Gold Inc.

Siribaya Project

Kayes Region, Mali, West Africa

Siribaya Zone 1B Geology and Chargeability Maps

January 2016

Source: IAMGOLD, 2015.

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-24

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STRUCTURE

In the regional context of the Kédougou-Kéniéba inlier and more generally of the Birimian as a whole, and considering its characteristic orientation, the Siribaya trend is interpreted to be a first order structure, later reactivated during the D3 event.

Surface mapping on either side of this area reveals stratigraphy with opposite facing directions, facing east on the western side and facing to the west on the east side, which is in association with a confirmed major synclinal fold. This implies the presence of a syncline proximal to the Siribaya structure. With the known D3 north-northwest to south-southeast compression and on the basis of other examples, the Siribaya structure could be a D1 thrust potentially reactivated in a reverse sinistral manner.

Stereonet plots show that the general bedding at Zone 1B strikes at 022° and dips at 70° to the east (022°/70°). The plots also show a concentration of very shallow dipping planes (N082°/13°) and a broad distribution of planes that are mainly in the northern quadrant indicating the presence of a fold pattern with a shallow plunge to the south. Taya Ko shows a general bedding attitude of 005°/65° with a local tendency towards 020°/74°. This indicates that the fold pattern illustrated on the various stereonet plots is interpreted to be the F1 syncline (Figure 7-19).

FIGURE 7-19 STEREONET OF BEDDING MEASUREMENTS AT SIRIBAYA 1B

From IAMGOLD (2015)

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-25

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Breccia zone orientations range from 018°/77° to 043°/50° and relate reasonably well with the modelling of what is interpreted to be open space creation/injection of phreato-magmatic or hydrothermal breccias.

Given the available local and regional information, the general chronology of events affecting the Siribaya area is shown in Figure 7-20 and could be described as follows. Folding and thrusting of the Birimian volcano-sedimentary package took place during the main east-west D1 compressive event. Relaxation of the constraints after D1 would have locally generated extensional conditions leading to the development of limited normal faulting. During the second main compressive event from north-northwest to south-southeast (D3), there was development of deep seated magmatic activity, which is suggested by broad magnetite alteration and near-surface emplacement of breccias and hydrothermal alteration along with the sinistral-reverse reactivation of the various pre-existing structures.

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FIGURE 7-20 STRUCTURAL EVOLUTION OF THE SIRIBAYA TREND

(1A) After D1, relaxation of contraints resulting in locally extensional conditions.

(1B) Generation of normal faulting.

(2A) During D3, NNW-SSE compression and reactivation of pre-existing structures.

(2B) During D3, in relation to deep seated magmatic activity, multiphase emplacement of hydro-volcanic / phreatic breccias along plans of weaknesses.

(2C) During D3, along with the breccia injections, multiphase hydrothermal alteration of wallrock.

Figure 7-20

IAMGOLD Corporation and Merrex Gold Inc.

Siribaya Project

Kayes Region, Mali, West Africa

Structural Evolution of the Siribaya Trend

January 2016

Source: IAMGOLD, 2009.

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-27

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ALTERATION

Alteration at Zone 1B is hydrothermal and associated with tectonic deformation. Associations of hydrothermal alteration minerals have been characterized in polished thin-sections (Bantsimba, 2011). The main prominent hydrothermal alterations at Zone 1B are carbonatization and silicification (Figures 7-21, 7-22 and 7-23).

Hydrothermal carbonate occurs as pervasive alteration and vein-associated alteration-mineralization styles whereas silicification is mainly represented by veining with subtle wall-rock alteration, particularly in the area surrounding quartz stockwork veins and breccia, or as patches of quartz in the cement of the polymictic breccia. Intensive bleaching with talc-carbonate alteration is also common at Zone 1B; bleaching is sometimes so intense that it has led to misinterpreting greywacke as felsic volcanite.

Carbonatization occurs at all stages of alteration in association with chlorite, biotite, graphite, oxide minerals (magnetite and rutile) and sulphides, and it affects most lithologies including metagreywacke, shale, and breccia. It also includes several carbonate mineral species such as calcite, dolomite, and ankerite.

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FIGURE 7-21 CARBONATE- CHLORITE- MAGNETITE-PYRITE ASSOCIATION

Drill core photographs and thin-section photomicrographs illustrating carbonate-chlorite-magnetite-pyrite association. A) Drill core photograph from (DDH#53 at 232.7m). Chlorite-magnetite form selvages of carbonate crackle veins. Chlorite filled fissures that are cut by late quartz veins. B) Photomicrograph of thin-section from DDH#53 at 232.7 m in cross-polarized light. Fine grains of carbonate are disseminated in metagreywacke matrix. C) Drill core photograph of breccia from DDH#93 at 152 m-157 m Veinlets of chlorite cross cut the sample. D) Photomicrograph of thin-section cross-polarized light. Coarse carbonate grains develop in the matrix of breccia (subsequent generation of carbonate). E) Photomicrograph of thin-section (DDH#53 at 232.7m). Open space filling carbonate is associated with anhedral magnetite and anhedral pyrite in cracks. Magnetite co-precipitates with pyrite. F) Photomicrograph of thin-section (DDH#93 at 152 m-157 m) in plane-polarized reflected light. Magnetite co-precipitates with pyrite and is also present as inclusion in pyrite.

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 7-29

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FIGURE 7-22 SILICIFICATION

Drill core photographs and thin-section photomicrographs showing textural features associated with silicification. A) Drill core photograph of quartz stockwork in fresh rock from DDH#85 at 224.7 m. Milky quartz-carbonate veins are overprinted by late quartz veinlets. B) Same features in weathered zone from DDH# 85 at 152.5 m. C-D) Thin-section photomicrographs in cross-polarized light. Patches of quartz develops in carbonate filled spaces.

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FIGURE 7-23 SILICIFICATION – OTHER EXAMPLES

Thin-section photomicrographs showing other examples of textural features associated with silicification A-B) Photomicrograph of thin-section in cross-polarized light. Quartz-carbonate veinlets and patches are seen in wall rock of quartz stockwork. C) Photomicrograph of thin-section (DDH#93 at 165.6m), in cross-polarized light. Quartz patches overprint carbonate filled space. D) Photomicrograph of thin-section (DDH#93 at 165.6m), in cross-polarized light. Quartz veinlet cut carbonate in breccia matrix.

GOLD MINERALIZATION

Zone 1B has a strike extension of approximately 1,000 m by approximately 200 m in width. The deepest intersection to date is approximately 275 m below surface. Taya Ko is approximately 700 m in strike length by 50 m in width and has been drilled to approximately 100 m below surface.

Gold mineralization at Zone 1B is mainly hosted in quartz stockwork and breccia, and in hydrothermal and polymictic breccia with an associated stringer zone (Figures 7-24 and 7-25). In the mineralized zones, sulphides and oxides occur both as disseminated within the matrix of the polymictic breccia and in the quartz-carbonate-sulphides veins and veinlets.

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The breccia/stockworks occur as tabular bodies that strike to the north and northeast and moderate eastward and southeastward dips, whereas the silicified zones are generally thinner than the breccia zones and tend to have steeper dips, mostly to the west.

Gold is associated with polymetallic sulphides that include mainly pyrite, arsenopyrite, and minor chalcopyrite. In addition to sulphides, these polymetallic associations also include magnetite, subordinate hematite, and subordinate rutile. In general, sulphide content, estimated visually during core logging, ranges from less than 1% to 2%, and more than 10% locally.

Two gold mineralization phases may be distinguished: an initial phase, associated with carbonization, and a second phase, associated with emplacement of quartz veins. The first phase is characterized by an association of carbonate, magnetite, chlorite and pyrite, where magnetite and pyrite have co-precipitated (Figures 7-24 and 7-25). This event is believed to have introduced low grade gold mineralization up to 1.0 g/t Au. It is either coeval or post brecciation as the association of carbonate, magnetite, and pyrite occurs in the matrix of the polymictic breccia.

The second phase is marked by the association of carbonate, pyrite, arsenopyrite and minor chalcopyrite, where pyrite and arsenopyrite have co-precipitated. It is linked to introduction of silica in the matrix of the breccia, and is believed to have introduced higher grade gold mineralization (greater than 1.0 g/t Au) through remobilization of the earlier gold. The two phases (magnetite-pyrite and pyrite-arsenopyrite) are likely associated with shearing deformation that stretched fragments of the polymictic breccia.

An example of the Siribaya Zone 1B mineralization is shown in Figure 7-26.

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FIGURE 7-24 PYRITE-MAGNETITE ASSOCIATION

Thin-section photomicrographs showing textural relationship between carbonate, chlorite, pyrite, magnetite and hematite. A) Photomicrograph of thin-section (DDH#53- 239.7 m). Co-precipitation of magnetite and pyrite, they have sharp and regular contacts. B) Photomicrograph of thin-section (DDH#62 at 171.0 m) in plane-polarized reflected light. Subhedral magnetite and subhedral pyrite have sharp contact. Fine anhedral grains of magnetite are included in subhedral pyrite. C) Photomicrograph of thin-section (DDH#53 at 235.1 m) in plane-polarized reflected light. Hematite replaces magnetite. Carbonate forms background to magnetite. Chlorite fills spaces between magnetite grains. D) Increased magnification on photomicrograph of thin-section (DDH#53 at 235.1 m). Chlorite vein crosscut magnetite that is being replaced by hematite.

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FIGURE 7-25 PYRITE-ARSENOPYRITE-CHALCOPYRITE ASSOCIATION

Thin-section photomicrographs showing textural relationship between carbonate, chlorite, arsenopyrite, pyrite, and chalcopyrite in the polymictic breccia at Zone 1B. A) Photomicrograph of thin-section (DDH#93 at 165.5 m) in plane-polarized reflected light. Two generations of pyrites are present: skeletal grains and subhedral grains. Subhedral pyrite is in contact with arsenopyrite. B) Photomicrograph of thin-section (DDH#93 at 165.5 m) cross-polarized reflected light. Arsenopyrite replaces subhedral pyrite (second generation). Carbonate crystalizes in fracture. C) Photomicrograph of thin-section (DDH#93 at 165.5 m) in plane-polarized reflected light. Anhedral chalcopyrite is in contact with pyrite (equilibrium state). D) Photomicrograph of thin-section (DDH# 83 at 249 m) in plane-polarized reflected light. Arsenopyrite replaces pyrite: island of pyrite is still present in euhedral arsenopyrite. E) Photomicrograph of thin-section (DDH#93 at 165.5 m) in plane-polarized reflected light. Arsenopyrite replaces pyrite. Chalcopyrite fills fracture in pyrite- arsenopyrite aggregate. F) Photomicrograph of thin-section (DDH#93 at 165.5 m) in plane-polarized reflected light showing sharp and regular contact between arsenopyrite and pyrite, i.e., stable state between the two phases.

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FIGURE 7-26 SIRIBAYA ZONE 1B SECTION 1,372,650N

W
E
261,500 E
261,600 E
261,700 E
261,800 E
261,900 E
180m
-100m
D078
D115
D070
D055
D043
D069
D074
SAPROLITE
SAPROCK
Au (g/t)
> 10 g/t
4.0 - 10.0 g/t
2.0 - 4.0 g/t
1.0 - 2.0 g/t
0.5 - 1.0 g/t
0.3 - 0.5 g/t
Steep West Dipping M.Z.
(Normal Fault Inject.)
East Dipping M.Z.
(Open Space Inject.)
0 25 50 75 100
Metres
Au (g/t)
> 20 g/t
10.0 - 20.0 g/t
4.0 - 10.0 g/t
1.0 - 4.0 g/t
0.5 - 1.0 g/t
0.5 - 0.5 g/t
Py (%)
> 5 %
1.0 - 5.0 %
0.2 - 1.0 %
DDH MERREX 2007-2009
DDH IAMGOLD 2010-2011
RCH IAMGOLD 2010-2011
RCH Confirm. / Upgrd.
RCH Explo / Extention
Topo Surface
Laterite Limit
Saprolite Limit
Saprock Limit
January 2016
Source: IAMGOLD, 2015.
IAMGOLD Corporation
and Merrex Gold Inc.
Siribaya Project
Kayes Region, Mali, West Africa
Siribaya Zone 1B
Section 1,372,650N
Figure 7-26

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8 DEPOSIT TYPES

Similar to the majority of deposits found within the Kédougou-Kéniéba inlier, gold mineralization at Siribaya is considered to be of the orogenic type. The orogenic gold deposits of the Birimian province have been classified into three groups (Pre, Syn, and Post Orogenic). Siribaya mineralization characteristics are most similar to deposits of the Post Orogenic class.

As mentioned previously, the Siribaya Zone 1B, Taya Ko, and Diakha deposits are hosted by a turbiditic sedimentary sequence, with mineralization concentrated along contacts of litho-structural domains. The association of orogenic deposits with turbidite sequences is well documented by Poulsen et al. (2000). Turbidite-hosted gold deposits within the eastern Kédougou-Kéniéba inlier are controlled by north-northeast trending structures linked to the SMSZ and occur within the vicinity of intersecting north-northeast and north-northwest structures.

At Siribaya, gold is typically associated with pyrite and to a lesser extent with arsenopyrite, which are either disseminated along fractures (crackle-breccia hosted type), in breccia matrix, veins and veinlets, or occur as free gold in various gangue. Crackle breccia type is almost exclusively found at Diakha. Vein hosted gold mineralization is more characteristic of Zone 1B.

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9 EXPLORATION

OVERVIEW

Exploration work at Siribaya began with a compilation of historical data over the Project area. Historical targets were further investigated through targeted prospecting, mapping, soil geochemical surveys, trenching and pitting, and ground and airborne geophysics. Details of exploration work completed prior to 2012 are summarized from Patrick et al. (2012).

SOIL SURVEYS

Detailed soil surveys were undertaken from 2005 to 2009 over 75% of the areas identified by EAG as being anomalous in gold. Spacing of samples was 40 m apart on 100 m lines over the Siribaya and Taya-Maléa permits, and on 200 m lines on the Babara permit. A regional soil survey on a grid of 400 m by 100 m was also undertaken in the northern part of the Kofia permit, and the western part of the Siribaya permit. Anomalous zones were identified, including Siribaya 1B, Siribaya 1A, and Timeta, coincident with a regional scale structure visible on an airborne magnetic survey over the Project area, performed by the Malian government in 2000.

TERMITE MOUND SURVEYS

Local termite mound surveys were undertaken from 2006 to 2008 on the Siribaya and Taya-Maléa permits, to cover known anomalous zones. Samples were taken 40 m apart on lines spaced 200 m. In 2010, the termite surveys were expanded by Merrex to cover extensions on the local surveys, and in 2012, a sub-regional program was executed by IAMGOLD, in which samples were collected 100 m apart on 400 m spaced lines on all permits, respectively. The 2012 survey, also included infill sampling on 100 m lines over the Babara permit. A complete list of termite mound survey data is given in Table 9-1.

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TABLE 9-1 TERMITE MOUND SURVEYS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Year	Grid (m)	Samples	Control Samples

Siribaya
2006		18
2008		59
2009	200 x 40	4,569	856
2010	400 x 100	382	41
2011		157	15
2012	100 x 100	6,603	+660

Taya-Maléa
2006		13
2009	200 x 40	1,148	214
2010	400 x 100	2,523	280
2012	100 x 100	6,580	658

Kofia
2010	400 x 100	1,305	145
2012	100 x 100	6,776	677

Babara
2009	200 x 40	1,641	308
2010	400 x 100	2,786	309
2012	100 x 100	6,069	664

Kambaya
2010	500 x 300	107
2012	400 x 100	3,063	306

Table modified from Patrick et al. (2012)

TRENCHING AND PITTING

A total of 187 pits with depths of up to 7.0 m, and nine trenches totalling 841 m were excavated under the direction of Merrex from 2006 to 2009, collecting 2,261 samples. The most promising result came from a trench in the centre of the Taya Ko anomaly, which returned an average gold grade of 3.1 g/t over 35 m, including 5.0 g/t Au over 17 m.

GROUND GEOPHYSICS

An IP survey was completed in 2007 by Sagax Geophysics over parts of the Siribaya and Taya-Maléa areas, from which a series of linear chargeability and resistivity zones parallel to geological strike were interpreted to represent strike parallel shearing, and offsets were interpreted to indicate faulting along northeast and northwest trends. The overall mineralization trend was identified in the survey; however, correlation with local soil anomalies was poor.

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Highly conductive lateritic deposits at surface impacted the ability to interpret meaningful results from a more detailed IP and magnetic survey conducted in 2008 to trace intersected faulting in drill holes, a frequency-domain electromagnetic (EM) orientation survey, and magnetic profiling conducted in 2008.

RE-LOGGING PROGRAM

Relogging and reinterpretation of diamond drill core was undertaken in 2013 by IAMGOLD over the Zone 1B and Siribaya 1A areas, with the intention of reviewing the lithological and mineralization models for the purpose of generating additional targets and extension.

Hand held X-Ray Fluorescence (XRF) readings were taken during 2011 and 2012 over an existing 199 RC and 84 diamond drill core within the Siribaya and Taya-Maléa permits, collecting measurements of 27 elements to assist in the interpretation of the mineralizing system.

AIRBORNE SURVEYS

In 2009, Airborne Magnetic Spectrometer Survey was completed by Xcalibur Airborne Geophysics over the Project. Data collected included magnetic, radiometric, and Digital Terrain Model (DTM). Magnetic and radiometric samples were spaced at 4 m and 70 m, respectively, over a line spacing of 50 m.

The DTM was calculated by subtracting the radar altimeter readings from the differential GPS height. Measurements were carried out at 4 m intervals on 50 m spaced lines orientated at 120° relative to coordinate system UTM zone 29N. Accuracy was approximately ±3 m in the X and Y axis and approximately ±5 m in the Z axis (Xcalibur, 2009). The survey outlined the known Siribaya structure, and two additional structures, Siribaya West and Babara, as well as assisted in geological interpretation.

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10 DRILLING

SUMMARY

The Mineral Resources discussed in this report were estimated using the data provided by reverse circulation (RC) and diamond core drilling (DD) completed in Zone 1B by IAMGOLD’s JV partner Merrex from 2006 to 2009 and IAMGOLD’s subsidiary IEM from 2009 until 2012. The Siribaya drilling has outlined two zones, Zone 1B and Zone 1A, of gold mineralization along a north-northeast trending corridor termed the Siribaya structure. On the Kambaya permit, the Diakha zone was drilled by IAMGOLD’s subsidiary IEM from 2014 until the date of this report.

Table 10-1 is a summary of the drilling included in the Project database that was used to estimate the current Mineral Resources. Figures 10-1 and 10-2 show drill hole collar maps for the Diakha and Zone 1B deposits, respectively.

TABLE 10-1 DRILL HOLE DATABASE SUMMARY

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

		Core		RC		Total
Area	Year	Metres	No.	Metres	No.	Metres	No.
Siribaya	2006	435.5	5			435.5	5
	2007	6,599.5	47			6,599.5	47
	2008	7,627.8	33			7,627.8	33
	2009	4,705.5	17			4,705.5	17
	2010			16,142.0	164	16,142.0	164
	2011	10,931.0	54	38,230.0	339	49,161.0	393
	2012	5,023.0	23	18,946.0	155	23,969.0	178

Total Siribaya		35,322.3	179	73,318.0	658	108,640.3	837
Diakha
	2014	2,108.0	10	9,335	88	11,443	98
	2015	3,137.3	18	11,208.5	100	14,345.8	118

Total Diakha		5,245.3	28	20,543.5	188	25,788.8	216

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FIGURE 10-1 DRILL HOLE COLLAR MAP: DIAKHA

240,500 E
240,750 E
241,250 E
241,500 E
241,750 E
1,370,000 N
1,369,750 N
1,369,500 N
1,369,250 N
1,369,000 N
1,368,750 N
N
Legend:
RC Collar
DD Collar
0 50 100 150 200 250
Metres
January 2016

Figure 10-1

IAMGOLD Corporation and Merrex Gold Inc.

Siribaya Project

Kayes Region, Mali, West Africa

Drill Hole Collar Map: Diakha

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FIGURE 10-2 DRILL HOLE COLLAR MAP: ZONE 1B AND TAYA KO

261,000 E
262,000 E
263,000 E
1,374,000 N
1,373,000 N
1,372,000 N
1,371,000 N
Legend:
RC Collar
DD Collar
RAB Collar
ZONE 1B
TAYA KO
N
0
250
500
750
1000
Metres
January 2016
Figure 10-2
IAMGOLD Corporation
and Merrex Gold Inc.
Siribaya Project
Kayes Region, Mali, West Africa
Drill Hole Collar Map:
Zone 1B and Taya Ko

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In addition to the drilling presented in Table 10-1, 411 rotary air blast (RAB) holes and 23 RC holes were completed by Merrex over regional targets including Bambadinka, Timeta, and Berekegni from 2006 to 2012 (Patrick et al., 2012). A total of 1,183 auger drill holes, generally 10 m in length, were also completed from 2010 to 2012 by IAMGOLD’s subsidiary IEM as part of a reconnaissance program concentrated at the Bambadinka deposit.

ZONE 1B

Drilling has been conducted by Merrex since its involvement in the Project and until September 2010, and by IAMGOLD thereafter.

RC DRILLING

From 2010-2012, 658 RC holes were drilled for a total of 73,318 m. The program comprised 33 drilling lines principally oriented at 290° on the Siribaya structure and 11 east-west lines on the Bambadinka geochemical anomaly. On the northern extension of Zone 1B, RC drill holes were spaced 50 m apart along fence lines spaced at 400 m. At Zone 1A, RC drill holes were spaced 50 m apart along fence lines spaced 200 m, except in the centre of the structure where lines were spaced 400 m apart.

The cuttings from the RC drill holes were logged in detail and 65,600 samples were collected for a cumulative length of 65,601 m. RC drill cuttings are collected in large plastic bags tightly clamped onto the base of the cyclone. Samples are predominantly collected at one metre intervals and possibly cross geological boundaries. Dry samples, of a nominal 20 kg to 25 kg weight per metre, are reduced in size by splitting to approximately three kilograms and are placed in pre-numbered sample bags for dispatch to the assay laboratory. A record is made at the drill site of the sample identity and corresponding intervals, which is also recorded in the geological log and sample collection sheet. A waterproof tag recording the sample number is placed in the sample bag.

A small sub-sample of returned cuttings from each sample interval is washed and placed in a plastic chip tray for geological logging and storage. The remaining bulk sample for each interval is stored at the compound at the Siribaya camp.

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For both diamond drill and RC samples, a unique number is derived from a sample book supplied by the assay laboratory. Sample numbers are recorded in the geological log and on a separate sample submission sheet. There is a minor risk of recording the incorrect sample type or interval, misreading the drillers’ metre tag, or similar errors. This is minimized by continuous chain of custody checks by the geologist during sampling, geology technicians at sample dispatch, and the assay laboratory upon receipt of samples.

CORE DRILLING

Diamond drilling programs were undertaken each year on the property since 2006, except for 2010. In total, 179 diamond drill holes were bored on the property for 35,332.3 m. Most of the drill holes were completed on Zone 1B and 1A except in 2006 and 2007 where limited drilling occurred on the Berekegni and Timeta areas. On Zone 1B, 103 holes were drilled for a total of 21,217 m. Holes were mostly drilled at 270°, however, 10 holes were drilled at 090° for interpretation confirmation purposes. The holes were drilled on 40 m sections and at 40 m centres and inclinations ranged from -50° to -70°. The last three sections to the south were drilled on 80 m sections to explore for southern extensions. Most of the holes were drilled to depths varying from 100 m to 300 m and the deepest hole reached a depth of 392 m. At Taya Ko and Zone 1A, 63 holes were drilled for 12,551 m. Holes were drilled at a 290° azimuth on 200 m to 400 m sections on 50 m centres and were inclined at -50° or -55°.

The cores from the diamond drill holes were logged in detail and 28,755 samples were collected for a cumulative length of 29,346.5 m.

Diamond drill core is orientated for all 2012 holes and a selection of earlier holes (one in 2008, 14 in 2009, and 35 in 2011). For these holes, alpha and beta angles representing the orientation plane of structural features was recorded. Structural features included bedding, foliation, schistosity, faults, fractures, contacts, and dikes.

Drill core samples were collected generally over intervals one metre in length and cross geological boundaries. The beginning of the sample interval is marked by placing a small plastic bag, containing two numbered sample tags, in the core box. Core is split with a rock saw; one-half is placed in a polythene bag with a sample tag; the other half remains in the core box for reference with the second tag. The saw is washed between samples. Where poor recoveries occur, solid core fragments are sawn and half of the unconsolidated material

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from the interval is taken. The sample recovery at Siribaya varies by rock type, with lower recoveries through faulted and fractured zones. The recovery is generally acceptable in the laterite, saprolite, and in the sedimentary sequences. In altered brecciated rock, i.e., the principal host for the gold mineralization, recovery ranges from 60% to 95% with lower recoveries from sand or clay-rich zones. Silicified breccias have high recoveries. There is no apparent correlation between gold grade and recovery.

LOGGING

Detailed geological logging was routinely undertaken during drilling. For both RC chips and diamond drill core, geological observations are recorded on hardcopy graphical logging sheets and capture pertinent geological information for each deposit. Site specific information such as relevant mineralization types and alteration assemblage characteristics are being recorded.

Geological information recorded on hand written sheets is then transferred to Microsoft Excel files prior to being imported into Geosoft and GEMS software. Within this database, geological descriptions are coded by Lithology, % Mineral content, % Sulphide content, Weathering Profile, Texture, and Structure. Basic geotechnical data and core recovery is captured for all diamond drill holes. These are entered onto hand written sheets and then entered into an Excel spreadsheet.

SURVEYING

Topographical survey data in the form of a DTM has been acquired from an Xcalibur Airborne Geophysical survey completed in August 2009. The DTM was calculated by subtracting the radar altimeter readings from the differential GPS height. Measurements were carried out at 4 m intervals on 50 m spaced lines orientated at 120° relative to coordinate system UTM zone 29N. Accuracy is ±3 m in the X and Y axis and ±5 m in the Z axis (Xcalibur, 2009).

Diamond drill holes were positioned using a Siribaya local grid. Once a drill hole was completed, it was surveyed with the hand held CSX Garmin with antenna, giving an accuracy of approximately ± 2-3 m (UTM NAD27). The collar was then capped and marked with a small concrete monument that displayed the drill hole name and date. Holes completed prior to January 2009 have subsequently been surveyed using a Trimble Pathfinder Differential GPS with ± 20 cm precision.

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Down the hole surveys were routinely taken at approximately 50 m intervals using a Reflex EZ-Shot magnetic clinometer instrument hired and operated by the drilling contractor. Drill hole survey measurements taken by this method are considered reliable.

DIAKHA

DRILLING PROCEDURES

Drilling pads were prepared measuring approximately 15 m by 8 m, and the positions of planned drill holes were located using a hand held GPS. A technician with a list of holes to be drilled and their technical parameters (Hole ID, Azimuth, Dip and Planned length) was always on site. To align the rig according to the planned azimuth, a line was marked on the ground with a rope and the drill rig was aligned parallel to that line. Before starting drilling, the technician checked the dip with a clinometer. While drilling, a downhole survey was taken at 12 m as a control for the surface dip and azimuth.

CORE DRILLING

A total of 11 DD holes were drilled directly from the surface including three holes with short RC pre-collars to a maximum of 17.5 m before coring in NQ size. A total of 17 RC holes were tailed with DD. These 17 DD holes were drilled using HQ size core within lateritic overburden and weathered material (saprolite and saprock) and then reduced to NQ size core in fresh rock.

To mark the bottom of oriented core holes an ACE apparatus was used. The downhole tools were handled by the driller under the control of a geological technician and the markings were made every six metres. Core holes were surveyed downhole with a reflex instrument. Downhole surveys were performed every 50 m, at the point where HQ was reduced to NQ, and at the end of each hole.

At Diakha, core trays were transported from the drilling site to the camp by the technician at the end of each shift. Upon arrival in the camp, the subsequent operations were carried out under the direct supervision of the geologists. At the camp, core trays were placed on the

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logging tables according to their depth so that the geologists could review the core for orientation, recovery, and rock quality designation (RQD). Core recovery and RQD measurements were then documented in detail by a trained technician under the supervision of the geologists, who were usually logging the hole at the same time. The core was logged by geologists for lithology, alteration, structure, veining, mineralization (sulphide content), and weathering.

For structural logging, alpha and beta angles for each type of structure were measured and recorded. Observations were usually made every metre. Commonly logged structures included bedding, schistosity, veining, shear bands, fractures, dikes, and fault markers. Vein characteristics such as size, infill material, alteration minerals, and sulphides were also recorded.

After logging was complete, samples were taken for density measurements. The core trays were then transferred to the sawing area. Approximately 10 cm long pieces of core were collected every 25 m for density measurements using the plastic wrapped, water immersion method. Pictures were taken of core in the tray, three trays at a time.

The core was sawn with a diamond saw blade and placed in bags. The saw was washed between samples. Soft rocks such as saprolite were usually cut with a machete. Where core recovery is poor and no sufficient sample is available to prepare a sample, two or three metres were combined to make a composite sample. Core was split into two halves, with one half placed in a 24 cm by 40 cm plastic bag and sent for assay. The other half was kept for reference. A pre-prepared sample tag was added and the bag was wrapped and stapled at the top. Control samples were introduced approximately every 10 samples. A duplicate sample and a blank sample were alternatively inserted as control samples within the sampling sequence.

RC DRILLING

Samples were taken every one metre down the hole and the entire hole was sampled. Samples were collected at the exit of the drill cyclone using 50 cm X 80 cm plastic bags, resulting in 25 kg to 35 kg sample weights when the recovery was good. The cyclone was blown clean by the drill operator between each sample. The Hole ID and the sample depth were written on the plastic bag with a permanent marker. After collecting the sample, a

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sample tag, which included the sample number, as well as an aluminum-made tag that included both the sample number and Hole ID, was put inside the bag. All of these operations were under the supervision of a geologist, who was also in charge of logging the geology immediately after a sample was collected. Tags and sample bags were prepared and marked in advance.

After the rig moved to another hole, a second crew would start splitting the samples. Each sample was split to reduce size to approximately three kilograms. These samples were then collected and transferred to the camp. One was kept as reference and the other was used to make composite samples to be shipped to the laboratory. At the camp, samples were combined to a two metre composite. The two metre composite samples have been made only since 2014. Control samples were introduced approximately every 10 samples. A duplicate sample and a blank sample were alternatively inserted within the sampling sequence. RC holes were logged in one metre increments and information captured in the logs was the same as core logging with the exception of structural information.

SURVEYING

A downhole survey has been carried out for all of the RC and DD drill holes. Most of the collars have recently been resurveyed with DGPS with ± 20 cm precision. All DD holes drilled have been oriented with a red line along the core to indicate the bottom of the hole.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING METHOD AND APPROACH

MERREX

During Merrex’s tenure as Project operator, diamond drill core was generally sampled at one metre intervals and crossed geological boundaries. The beginning of the sample interval was marked with a small plastic bag placed at the start of the sample in the core box and containing two numbered sample tags. The core was sawn with a diamond saw blade: one half of the split core was placed in a bag and the other half was returned to the core box for reference. The saw was washed between samples. Poorly recovered samples were split using a diamond saw where possible, and added to the plastic bag alongside half of the unconsolidated material collected by the sampler.

RC drill cuttings were collected in large plastic bags tightly clamped onto the base of the cyclone. Samples were predominantly collected at one metre intervals and cross geological boundaries. Dry samples, of a nominal 20 kg to 25 kg weight per metre, were reduced in size by splitting to approximately three kilograms and placed in pre-numbered sample bags for dispatch to the assay laboratory. Sample number and corresponding drill hole name and sample interval was recorded at the drill site on the sample collection and geological logging sheets. A waterproof tag recording the sample number was also placed in the sample bag.

A small sub-sample of returned cuttings from each sample interval was washed and placed in a plastic chip tray for geological logging and storage. The remaining bulk sample for each interval was stored at the Merrex exploration compound at the Siribaya camp. Sampling of RAB drill holes was completed systematically on two metre intervals.

IAMGOLD

Diamond drill core was sawn with a diamond saw blade and placed in sample bags. The saw was washed between samples. Core was split into two halves, with one half to be sent for assay and the other half kept for reference. Soft rocks such as saprolite were usually cut with a machete.

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Where core recovery was poor and no sufficient sample was available to prepare a sample, two or three metres were combined to make a composite sample. A pre-prepared sample tag was added and the bag was wrapped and stapled at the top. A sampling sheet was provided to the technician by the supervising geologist for each hole to be sampled.

Samples of RC cutting were taken generally every one metre down the hole and the entire hole was sampled. Samples were collected at the exit of the drill cyclone using 50 cm X 80 cm plastic bags, resulting in 25 kg to 35 kg sample weights when the recovery was good. The cyclone was blown clean by the drill operator between each sample. The Hole ID and the sample depth were written on the plastic bag with a permanent marker. After collecting the sample, a sample tag, which included the sample number, as well as an aluminum-made tag, which included both the sample number and Hole ID, was put inside the bag. All of these operations were under the supervision of a geologist, who was also in charge of logging the geology immediately after a sample was collected. Tags and sample bags were prepared and marked in advance.

After the rig had moved to another hole, another crew would start splitting the samples. Each sample was split with a high capacity splitter until a two to three kilogram sample for assay and a duplicate were obtained, with both samples being bagged and numbered. Control samples were introduced approximately every 20 samples: a duplicate sample and a blank sample were alternatively inserted within the sampling sequence.

DENSITY ANALYSIS

Very few samples were selected for analysis during drilling programs conducted prior to 2014. A systematic program for density determinations at the Project was implemented during the 2014 diamond drilling campaigns at Diakha. Core density measurements were completed in-house using the water immersion method with regolith samples wrapped in plastic beforehand.

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SAMPLE CHAIN OF CUSTODY AND STORAGE

Core and RC samples were packed in large polyweave sacks in sets of 10 at the Siribaya camp. The total weight and sample identification numbers were written on the sack, which was also recorded on a separate chain of custody sheet, a copy of which accompanied the sack. The originals were retained on site. The polyweave sacks were sealed and transported by company personnel from the Project site to a small secure warehouse at the airstrip at Kéniéba, prior to transport by plane to Bamako.

In 2006, samples were prepared and assayed at ABILAB Afrique de l’ouest sarl (ABILAB) in Bamako. From 2007 to 2015, samples were prepared and assayed at ALS-Chemex Geochemistry, and in 2015, the SGS facility also began to prepare and assay Siribaya samples. Both the SGS and ALS independent facilities are located in Bamako and are accredited with the International Organization for Standardization/International Electrotechnical Commission (ISO/IEC) 17025 standards.

Following preparation and assaying, coarse and pulp reject samples were stored at the ALS facility for a period of three months prior to being returned for storage at a secure warehouse facility that IEM owns in Bamako.

RPA considers sample security and integrity to be satisfactory.

SAMPLE PREPARATION

Upon receipt of the sample submission, each sample bag was checked against the sample submission form, weighed, and then dried. The entire core sample was then crushed to 75% passing <2 mm (10 mesh) with a jaw crusher, a sub-sample of approximately 1,000 g is split and pulverized in a ring and puck grinding mill to 80% passing <200 mesh. Samples are split again using the cone and quarter methodology to obtain a 50 g sample for fire assay. The crusher and pulverizer are cleaned following every fifth sample with compressed air, and are cleaned between batches with certified blank samples.

SAMPLE ANALYSIS

Samples were assayed at ABILAB, ALS, and SGS using fire assay with atomic absorption finish on pulverized 50 g aliquots, with a lower detection limit of 5 ppb ((ALS code FA-50 (pre-2008) and Au-AA24) or 10 ppb (ALS code Au-AA26; SGS Code FAA505). The ALS Au-AA26 procedure was used to assay Siribaya samples from 2007 to 2009. All samples returning values greater than 10 g/t Au were repeated using a gravimetric finish (ALS Code Au-GRA22; SGS Code FAG505).

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In RPA’s opinion, the sample preparation, analysis, and security procedures at the Siribaya Project are adequate for use in the estimation of Mineral Resources.

QUALITY ASSURANCE/QUALITY CONTROL

PROCEDURES

A quality assurance and quality control (QA/QC) program was implemented by Merrex in 2008 and continued by IAMGOLD for all drilling. The program involves the insertion of Certified Reference Material (CRM or standards), blanks, and field duplicates (1/4 core or duplicate split) with drill hole sample submissions to monitor the precision, accuracy, contamination, and quality of the laboratory processes and results. Insertion rates varied over the life of the Project and are listed in Table 11-1.

TABLE 11-1 QA/QC SAMPLE INSERTION RATES

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Year	CRM	Blank	Field Duplicate
2006-2007	none	none	none

2008	none	1 in 50	1 in 50

2009	1 in 10	1 in 20	1 in 20

2010-2012	1 in 10	1 in 10	1 in 10 (DD) or 1 in 20 (RC)

2014-2015	1 in 10	1 in 10	1 in 20 (RC)

A total of 1,227 rejects and 218 pulps were submitted to a second laboratory to check for bias. The results confirmed that the assays at ALS and SGS are reliable.

QA/QC ANALYSIS: 2008-2012

Patrick et al. (2012) collated and analyzed all collected QA/QC samples from 2008 to 2012. This section presents a review of their analysis, conclusions and recommendations, as well as RPA’s opinion.

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A summary table of QA/QC samples submitted is presented in Table 11-2. From 2008 to 2012, Merrex and IAMGOLD collected a total of 7,463 QA/QC samples alongside 32,307 DD samples and 65,600 RC samples.

TABLE 11-2 SUMMARY OF QA/QC SAMPLES

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

QA/QC Sample Type	No Samples	% of Total Samples Submitted
Blank	2,793	2.9%
CRM	2,645	2.7%
DD Field Duplicates	412	1.3%
RC Field Duplicates	1,589	2.4%
Total	7,463

Source: Patrick et al. (2012)

BLANK SAMPLES

Patrick et al. (2012) analyzed the results of 2,793 blank samples to test for contamination. A value was considered to have failed if it reported a value more than ten times the detection limit, or more than 0.01 g/t Au. A total of 3% of blank sample submitted during this period returned values about this threshold. An additional three samples were identified by Patrick et al. (2012) as probable sample label errors, as they returned highly spurious values.

CRM SAMPLES

A total of 2,645 CRM samples were submitted alongside Siribaya samples from 2007 to 2012, representing low, medium, and high grade values from 19 unique Rock Labs certified reference materials. Patrick et al. (2012) reviewed 1,698 of these samples, including 31 and 73 CRM samples from the 2011 and 2012 drill hole programs, respectively. The results of 51 CRM samples were excluded from analysis as they were identified as likely mislabelled CRM. Patrick et al. (2012) identified very small positive and negative biases when compared to the accepted value of each CRM. They noted that positive biases were more apparent at lower grade ranges, and that only 1% of analyzed samples returned values outside their accepted limit of two standard deviations.

FIELD DUPLICATES

Patrick et al. (2012) analyzed the results of the 412 DD and 1,432 RC field duplicate samples using Thompson and Howarth, Rank % HARD, Mean vs. % HARD, Correlation, and Quantile-Quantile (Q-Q) plots. Duplicate samples were selected for analysis at regular

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intervals, and this regularity resulted in the most representative grade distribution within the field duplicate samples at Siribaya to be from 0 g/t Au to 0.01 g/t Au. Patrick et al. (2012) limited their analysis to those samples returning values above 0.01 g/t Au, resulting in 834 DD and 176 RC duplicate pairs.

Patrick et al. (2012) found poor repeatability at all grade ranges of DD duplicate sample pairs, indicated visually, as well as by a correlation coefficient of 0.61 and only 50% of sample pairs returning a value within 20% of half of the absolute relative difference (%HARD). RC sample pairs returned more reliable results, indicated by a correlation coefficient of 0.9 and 85% of sample pairs returning a HARD value within 20%. High variability was observed in both sample sets.

QA/QC CONCLUSIONS AND RECOMMENDATIONS

The following conclusions were offered by Patrick et al. (2012) based on their review of all QA/QC samples available from 2007 to 2012:

1.	The results from the blank samples imply that there is minimal cross sample contamination.

2.	Results of the CRM analysis demonstrate that assay values are sufficiently accurate to be used in resource estimation.

3.	Poor repeatability observed in the field duplicate programs indicate a high nugget effect associated with localized mineralization.

4.	Several mislabelled QA/QC samples were removed from analysis, and their presence points toward the potential for database inaccuracies.

5.	The sequential insertion of duplicate and blank samples has inhibited a focus of the QA/QC analysis on samples that will inform grade estimates.

6.	QA/QC results provide sufficient confidence in assay values for their use in the estimation of CIM compliant Inferred and Indicated Resources.

The following recommendations were offered by Patrick et al. (2012) based on their review of all QA/QC samples available from 2007 to 2012:

1.	The potential for cross contamination from higher grade samples should be tested by inserting blanks within or directly after mineralized zones.

2.	Repeatability of field duplicate samples and the impact of a nugget effect should be investigated by selecting a greater proportion of duplicate samples from mineralized samples.

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3.	The operator of the Siribaya Project should implement a thorough duplicate sample program involving the submission of field, reject, and pulp duplicate to its primary assay laboratory.

4.

Check pulp duplicates to a secondary laboratory should be implemented. Pulps should be rehomogenized and riffle split at the check laboratory prior to analysis and the same analytical methods should be used at both primary and check laboratories.

5.	Analytical accuracy and precision, including the cyclicity identified in CRM analysis, should be monitored by submitting pulp duplicates for analysis in later batches.

RPA has reviewed the findings of the Patrick et al. (2012) analysis and agrees with the conclusions and recommendations. RPA also recommends that the number of CRM submitted for analysis be reduced from 19 to 4, one approximating the cut-off grade, two approximating the average grade, and one approximating high grade material found at the Project.

QA/QC ANALYSIS: 2014-2015

The QA/QC protocols implemented for the Diakha RC and core samples included the following types of QA/QC samples:

•

CRM Samples – prepared from mineral matrices that contain known gold values uniformly distributed throughout the pulverized rock. Submitted to the assay laboratory in foil sachets, CRM samples are used to assess laboratory accuracy and precision.

•	Blank Samples – used in the assessment of contamination from other gold bearing samples during sample processing and laboratory accuracy. Local blanks made of Late Proterozoic sandstone were used.

•

Core Duplicate Samples – quartered core taken from remaining core archive and used to check assess sample preparation and laboratory precision. At Diakha, no core field duplicate samples have been taken to date.

•	RC Duplicate Samples – duplicate splits taken from RC chips to assess sample preparation laboratory precision.

•	External Reject Checks – reject samples returned by ALS Chemex were resubmitted to SGS Minerals Laboratory and vice versa.

•	External Pulp Checks – pulp duplicate samples from ALS Chemex were resubmitted to SGS Minerals Laboratory.

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For both RC and core drilling, CRM or blank samples were inserted alternatively every 10th sample, so that each number ending with 0 was either a standard or blank. For RC samples, a duplicate was also inserted at every second occurrence of sample numbers ending with 5 and the previous occurrence of sample numbers ending with 5 was the original sample for that duplicate. For diamond drill holes, no field duplicates were inserted. Overall, standards and blanks represented approximately 10% of the total RC and core samples analyzed. Duplicates samples represented another 5% of the total RC samples assayed, increasing the overall control samples to 15% for RC drilling.

The quality control insertion rates are summarized in Table 11-3. The total number of samples was 17,216 including 5,133 core and 12,083 RC samples.

TABLE 11-3 SUMMARY OF 2014 AND 2015 QA/QC SAMPLES

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

QA/QC Sample Type	# of Samples	% of Total Samples
Blank Samples	859	4.99
CRM Samples	851	4.94
CRM and Blank Samples	1,710	10
RC Field Duplicates	599	4.96

STANDARD CRM SAMPLES

A total of 851 Rocklabs CRM samples were submitted with RC and core samples from Diakha in 2014 and 2015 drilling campaigns. A range of CRM were inserted to test the range of gold grades usually encountered at the Diakha prospect. A lower grade standard was inserted alternatively with a higher grade. The threshold value for validation was set at ±15% of the certified value of each CRM; the warning value was set at ±10% of the certified value of each CRM. Approximately 99.8% (849 out of 851) of the total standards fell within 15% of the certified mean values of CRMs. Only five out of 851 CRMs fell in the warning zone (±10%).

BLANKS

Out of the 859 local blank samples assayed during the 2014 and 2015 drilling campaigns at Diakha, 824 returned values below the detection limit and 30 returned values slightly higher than detection but within 2.5 times the detection limit. Eight samples failed with relatively low background values of 0.028 g/t Au to 0.076 g/t Au.

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DUPLICATES

The 599 RC field duplicates are shown in Figure 11-1. The samples average 0.19 g/t Au and have a relatively high relative standard deviation (RSD) of 63%, which may be due to a nugget effect and the large proportion of low grade samples duplicated.

FIGURE 11-1 RC FIELD DUPLICATE SCATTER PLOT

In RPA’s opinion, the QA/QC program in place at the Siribaya Project is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

DATABASE MANAGEMENT

Drill hole databases at the Project are maintained in Excel files and GEMS Access databases, which are backed up on a regular basis.

RPA is of the opinion that the sample preparation and analytical procedures used by IAMGOLD followed industry-standard procedures and the resulting analytical data are acceptable for use in the resource estimation.

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12 DATA VERIFICATION

RPA visited the Siribaya property during the 2015 drill campaign. The core logging facility was examined during the visit. RPA notes that:

•	Core logging was completed to industry standards.

•	Logging was completed through direct inspection by geologists.

•	Generally, the entire length of the hole was sampled, but in some instances sampling was limited to known gold bearing lithology types only prior to 2010. Core was sampled in one metre intervals.

•	Core sampling was being carried out appropriately.

•	Core density measurements were completed in-house using the water immersion method with regolith samples wrapped in plastic beforehand.

•	Verification samples were collected by RPA from two drill holes and are summarized for comparison against the database values in Table 12-1.

TABLE 12-1 VERIFICATION SAMPLE COMPARISON

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project t

HOLE-ID	Type	Sampling Interval (m)		Database Sample Number	g/t Au Original	g/t Au RPA
		From	To
SR-DD-09-085	DD	205	205.5	64616	1.62	3.50
SR-DD-09-085	DD	205.5	207	64617	3.71	2.82
SR-DD-09-085	DD	207	208.5	64618	1.94	1.77
SR-DD-09-085	DD	208.5	210	64619	7.28	7.06
SR-DD-09-085	DD	210	211.5	64621	1.10	1.27
SRC15-485	RC	156	158	231481	8.65	9.33
SRC15-485	RC	158	160	231482	15.80	17.10
SRC15-485	RC	160	162	231483	28.50	26.80
SRC15-485	RC	162	164	231484	11.55	11.20
SRC15-485	RC	164	166	231486	45.20	37.30
SRC15-485	RC	166	168	231487	18.20	13.10

The verification samples reported a lower mean value; however, no bias between the sample sets was observed and the samples confirmed the presence of gold mineralization at the Siribaya and Diakha deposits.

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DRILL HOLE DATABASE

The following is a list of the data validation checks performed on the drill hole database by RPA:

•	Checked for duplicate drill hole collar locations and hole numbers.

•	Checked collar locations for zero/extreme values.

•	Checked assays for missing intervals, long intervals, extreme high values, blank/zero values, reasonable minimum/maximum values, etc.

•	Checked for out-of-range values, missing intervals, overlapping intervals, out of sequence intervals, etc.

•	Carried out visual inspection of drill holes for unusual azimuths, dips, and deviations.

•	Checked for duplicated sample numbers.

•	Compared drill hole collar elevations to the topographic surface.

RPA used digital copies of the assay certificates to validate 48,723 of the 94,610 total values in the database provided by IAMGOLD for the Zone 1B and Taya Ko deposits and 14,805 of the 15,424 total values provided by IAMGOLD for the Diakha deposit. This validation exercise covered campaigns conducted under the direction of Merrex and IAMGOLD, and included RAB, DD, and RC sample types, and independent laboratories ALS, SGS, and ABILAB. The comparison covered 51% of all assays contained in the regional Zone 1B and Taya Ko database, collected from 2006 to 2012, and 96% of all assays contained within the Diakha database, collected in 2014 and 2015.

In total, RPA’s assay validation did not uncover any errors at Zone 1B and Taya Ko, and found only ten errors at Diakha. In addition, one certificate indicated that the results were presented in parts per billion; however, a review of the results led RPA to be of the opinion that the results were misrepresented and were actually parts per million, consistent with the other certificates in the campaign and as existing in the database. Table 12-2 summarizes the different types of errors found as well as their frequency. The databases have been corrected.

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TABLE 12-2 DATABASE VALIDATION ERROR SUMMARY

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Error Types	No. of Errors
Sample Value Not in Certificate	4
Fire assay result not updated to reflect gravimetric result	6

Total	10

RPA’s review found six pairs of records sharing the same sample identification number (duplicates), however, the gold results were unique. RPA recommends that Siribaya adopt the database management practice of using the laboratory batch number as a secondary key-id field along with the sample number. In the opinion of RPA, the corrected database is acceptable for the purposes of resource estimation.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical testwork on Diakha mineralization is summarized in Girard (2015). Three composites were prepared from Diakha diamond drill core. Each composite is comprised of core samples from several holes to achieve the desired three grades for metallurgical analysis. These composites were sent to the SGS Minerals Services facility in Lakefield, Ontario.

The head grades of Comp 1, Comp 2, and Comp 3 were 0.64 g/t Au, 0.95 g/t Au, and 1.98 g/t Au, respectively. Results of the grindability tests are summarized in Table 13-1.

TABLE 13-1 BOND BALL MILL GRINDABILITY TEST SUMMARY

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Sample Name	Work Index (kWh/t)	Hardness Percentile	Closing Screen (µm)
Comp 1	16.4	72	150
Comp 2	17.0	77	150
Comp 3	16.4	73	150

Bond ball mill work indices can be classified as moderately hard for all three composites.

A single gravity separation test was performed on each composite to generate tailing for cyanide (CN) leach testing. The gravity recoveries were 8.5%, 17.1%, and 22.9% for Comp 1, Comp 2, and Comp 3, respectively. CN leach tests on gravity tails were conducted at three different grind sizes (150 µm, 100 µm, and 75 µm). Gold extractions were 93.9%, 90.5%, and 93.6% for Comp 1, 2, and 3, respectively, at the finest grind size tested (approximately 80% passing 75 µm). The sodium cyanide consumption was averaging 0.29 kg/t of CN feed for Comp 1, 0.30 kg/t for Comp 2, and 0.91 kg/t for Comp 3. The lime consumption was 0.58 kg/t for Comp 1, 0.45 kg/t for Comp 2, and 1.0 kg/t for Comp C.

Results of the gravity and leach tests are summarized in Table 13-2. The average head grade and recovery for the three composites is 1.13 g/t Au and 92.7%, respectively.

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TABLE 13-2 GRAVITY AND LEACH TEST SUMMARY

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Sample Name	P80 (µm)	CN Conc. (g/L)	Reagent Consumption (kg/t of CN feed)		Au Extraction (%)			Final Residue (g/t Au)	Head Grade (g/t Au)
			NaCN	CaO	CN Leach	Gravity	Gravity + CN Leach
Comp 1	77	0.5	0.29	0.58	93.2	8.5	93.9	0.04	0.58
Comp 2	77	0.5	0.30	0.45	88.9	17.1	90.5	0.08	0.85
Comp 3	78	0.7	0.91	0.70	91.5	22.9	93.6	0.13	1.97

In conclusion, the preliminary metallurgical testwork results suggest that the gold mineralization is not refractory and that a gold recovery of approximately 92% can be expected from a conventional leach/carbon in pulp (CIP) circuit.

RPA recommends that IAMGOLD carry out metallurgical testwork at Siribaya Zone 1B and continue to do more testwork at Diakha.

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14 MINERAL RESOURCE ESTIMATE

SUMMARY

RPA has updated the Mineral Resource estimate for the Zone 1B deposit and carried out initial Mineral Resource estimates for the Taya Ko and Diakha deposits, using block models constrained with 3D wireframes on the principal mineralized domains. Values for gold were interpolated into blocks using inverse distance squared (ID2). The estimate is summarized in Table 14-1.

TABLE 14-1 SIRIBAYA MINERAL RESOURCES – DECEMBER 2015

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

	Indicated Resources			Inferred Resources
Deposit	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au
Zone 1B
Laterite	110,000	1.36	4,800	123,000	1.24	4,900
Saprolite	774,000	1.55	38,600	1,670,000	1.33	71,300
Saprock	952,000	2.21	67,700	1,996,000	1.64	105,500
Rock	266,000	2.05	17,500	305,000	1.84	18,000

Zone 1B Total	2,102,000	1.90	128,500	4,094,000	1.52	199,700

Taya Ko
Laterite				163,000	0.92	4,800
Saprolite				616,000	1.06	20,900
Saprock				101,000	0.95	3,100
Rock				2,000	1.56	100

Taya Ko Total				882,000	1.02	28,900

Diakha
Laterite				132,000	1.08	4,600
Saprolite / Saprock				588,000	1.13	21,400
Rock				14,119,000	1.84	837,300

Diakha Total				14,840,000	1.81	863,200

Total	2,102,000	1.90	128,500	19,816,000	1.71	1,091,800

Notes:

1.	CIM definitions were followed for classification of Mineral Resources.

2.	Mineral Resources are estimated at cut-off grades ranging from 0.45 g/t Au to 0.60 g/t Au.

3.	Mineral Resources are estimated using a gold price of US$1,500 per ounce.

4.	High grade capped assay values vary from 10 g/t Au to 25 g/t Au based on geological area.

5.	Bulk density varies from 1.55 g/cm3 to 2.63 g/cm3 based on deposit and weathering code.

6.	The resources are constrained by a Whittle pit shell.

7.	Numbers may not add due to rounding.

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The weathering surfaces were constructed by IAMGOLD geologists based on lithological and weathering logs, and the mineralization wireframes were based on gold assays at a nominal cut-off grade of approximately 0.1 g/t Au at Diakha and approximately 0.2 g/t Au at Zone 1B and Taya Ko. RPA refined the interpretation of the mineralized domains, based on previous interpretations and data provided by IAMGOLD site geologists.

RPA is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, or other relevant factors that could materially affect the resource estimate at the time of this report.

GEOLOGICAL MODELS

WEATHERING MODELS

The weathering profile at Diakha is thin, generally only 10 m to 30 m thick (Figure 14-1). IAMGOLD geologists created a simplified weathering model composed of laterite, saprolite plus saprock, and fresh rock. The weathering domains have been used to assign density to the block models.

Using a combination of lithology and weathering logs, IAMGOLD created a weathering model composed of laterite, saprolite, saprock, and fresh rock at Siribaya Zone 1B, which was expanded by RPA to cover the Taya Ko deposit. A deep weathering profile that varies from approximately 50 m to 250 m deep has been interpreted at Zone 1B and is coincident with the interpreted mineralized fault (Figure 14-2). The much deeper weathering observed at Siribaya Zone 1B compared to that at Diakha may be due to the intense talc-carbonate alteration and more faulting present at Zone 1B.

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FIGURE 14-1 DIAKHA WEATHERING MODEL – SECTION 69,500N

FIGURE 14-2 ZONE 1B WEATHERING MODEL – SECTION 1,372,565N

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BULK DENSITY

DIAKHA

A total of 184 density samples from 24 diamond drill holes were collected during the Diakha drilling campaigns of 2014 and 2015. Weathering was not recorded alongside the density measurement; however, back-flagging from the weathering model revealed that 172 of the measurements were taken within fresh rock and six were taken within the saprolite + saprock unit, without distinguishing between the sub-weathering type these characterized. To ensure adequate representation of all weathering types, IAMGOLD geologists obtained a further 62 density measurements from stored drill core, including four from saprolite and 27 from saprock. Table 14-2 summarizes the average densities of the aforementioned material types.

TABLE 14-2 MATERIAL TYPE DENSITY SUMMARY – DIAKHA

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

	Measurements		Average Density (g/cm³)	Portion of Containing Unit	Assigned Density (g/cm³)
Laterite	2		2.32	100%	1.90	[2]
Saprolite	4	[1]	1.61	63%	1.87
Saprock	23	[1]	2.32	37%	1.87
Rock	207		2.51	100%	2.51

Notes:

1.	Flagged densities from the saprolite + saprock unit were not included as it was not clear what weathering sub-category they represented.

2.	Due to the low number of laterite measurements at Diakha, RPA assigned the laterite unit a density value consistent with Zone 1B, Taya Ko, and Boto (RPA, 2013).

RPA determined the approximate portions of saprolite and saprock within their enclosing unit by calculating the length weighted percentages of each logged weathering type from the drill core. This weighting was applied to estimate an average density for the combined saprolite plus saprock unit.

RPA recommends that IAMGOLD take additional density measurements for laterite, saprolite, and saprock material types at Diakha prior to future resource estimate updates or economic studies.

The test method used for bulk specific gravity measurements was the water immersion method with porous samples wrapped in plastic.

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ZONE 1B AND TAYA KO

RPA flagged the density measurements taken at Taya Ko and the along trend Zone 1A exploration target by their logged lithology and reviewed their statistics using histograms, box plots, and probability plots. RPA removed a small number of outlier values from each weathering category and calculated average density values for each unit. Results are presented in Table 14-3 and represent the average density values assigned to each weathering profile at Zone 1B and Taya Ko.

TABLE 14-3 MATERIAL TYPE DENSITY SUMMARY – TAYA KO AND ZONE 1A

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

	Measurements	Outliers Removed	Average Density (g/cm³)
Laterite	31	5	1.90
Saprolite	184	5	1.55
Saprock	156	3	2.06
Rock	405	6	2.63

No density measurements were taken during the Zone 1B drilling campaigns. A total of 49 measurements were taken on warehoused drill core in 2015 by onsite IAMGOLD personnel to support the assignment of density by weathering type. It was noted that the samples were visibly altered from their original state and this, in combination with the low average values measured, resulted in RPA’s decision to discard them. In lieu of direct measurements, RPA assigned density based on measurements taken at Taya Ko, which were consistent with measurements at IAMGOLD’s nearby Boto deposit, and similar to findings at Diakha.

RPA recommends that IAMGOLD take density measurements for laterite, saprolite, saprock, and fresh rock material types at Zone 1B prior to future resource estimate updates or economic studies.

MINERALIZATION MODELS

DIAKHA

Seven mineralization domains were built at Diakha to constrain the main corridors of mineralization (Figure 14-3). Domains 101 and 102 are the easternmost and westernmost corridors, and the rest form a central corridor of gold mineralization. All of the domains strike to the north and northeast, parallel to the artisanal workings, and dip steeply to moderately to the west. To date, the Diakha mineralization, open in all directions, extends for approximately 1,000 m north-south, approximately 500 m east-west, and to approximately a 300 m depth.

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FIGURE 14-3 DIAKHA MINERALIZATION WIREFRAMES

240,250 E
240,750 E
241,500 E
1,370,000 N
1,369,500 N
1,369,000 N
N
Legend:
101
102
103
105
106
108
109
0 50 100 150 200 250
Metres

Figure 14-3

IAMGOLD Corporation and Merrex Gold Inc.

Siribaya Project

Kayes Region, Mali, West Africa

Diakha Mineralization Wireframes

January 2016

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Domain 106 is a very small wireframe built to constrain the very high grade mineralization, 11.99 g/t Au over an interval of 134 m to 168 m, intersected in hole SRC15-485. Closer spaced drilling is needed to determine the orientation and extents of the high grade mineralization in this area.

Domain 201 represents the unconstrained mineralization. Closer spaced drilling and more structural work will be needed to better define the geometry of the mineralization located both inside and outside of the current mineralization wireframes.

ZONE 1B AND TAYA KO

Gold mineralization at Zone 1B is characterized by a single steeply west dipping mineralized fault with a series of splays. The splays dip from 50° to 70° to the east, and in some areas undulate, reflecting the complex structural interplay at the deposit. Wireframes representing these mineralized zones were refined in Aranz Leapfrog software based largely on IAMGOLD’s new interpretation in 2014, a minimum width of approximately two metres, and a nominal cut-off grade of 0.2 g/t Au.

At Taya Ko, mineralization is concentrated in four north-northeast trending zones that dip at approximately 45° to the east-southeast. The zones are stacked and sub-parallel. Wireframes representing these mineralized zones were constructed in Aranz Leapfrog software based on a minimum width of approximately two metres and a nominal cut-off grade of 0.2 g/t Au.

Some lower grade intercepts in both deposits were included in order to maintain continuity. Mineralization wireframes were snapped to drill holes, and were extended half the drill hole section spacing at the northern and southern extents. There are 10 mineralized wireframes in total (Figure 14-4).

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FIGURE 14-4 ZONE 1B AND TAYA KO MINERALIZATION WIREFRAMES

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RESOURCE DATABASES

The Mineral Resource estimates for Siribaya 1B, Taya Ko, and Diakha are based primarily on information from surface RC and DD, and supplemented by RAB sampling to assist with the interpretation. Data was provided to RPA in the form of two databases; one covering the Zone 1B and Taya Ko deposits, and a separate database for Diakha.

DIAKHA RESOURCE DATABASE

The RPA GEMS drill hole database tables and fields are listed in Table 14-4. The number of records in the drill hole database used by RPA for the resource estimation work are summarized in Table 14-5.

TABLE 14-4 DIAKHA GEMS DATABASE STRUCTURE

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

File	Field	Field Description
HEADER	HOLE-ID	Primary Key
(X-COORDINATE)
(Y-COORDINATE)
(Z-COORDINATE)
	LENGTH	Length of Drill hole
	AZIMUTH	Collar azimuth
	DIP	Collar dip
	DH_TYPE	Trench, RAB, DD, RC, Auger, Pit
	SURV_TYPE	Survey Instrument Type
	CAMPAIGN	Drilling campaign year
	PERMIT	Permitted Area Name
	PROSPECT	Prospect Name
	LINE	Section Line (Planning Reference)
	COMPANY	Ownership Company
	DRILLER	Drilling Company
	DATE_START	Drilling start date
	DATE_END	Drilling end date
	GEOLOGIST	Logging Geologist
	PROJECTION	UTM 29N
	DATUM	WGS84
	TEMP-ID	Not used

SURVEY	DISTANCE	Distance from Collar
	AZIMUTH	Azimuth Angle at Survey
	DIP	Dip Angle at Survey
	SUR_TYPE	Survey Method
	DATE	Date of test
	DECLINATION	Magnetic declination at test date
	AZM_MAG	Azimuth reading before declination correction
	MAG_FIELD	Magnetic field

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File	Field	Field Description
ASSAY	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	SAMPLE_ID	Sample ID
	AU_PPM	Primary Assay Field
	WEIGHT	Not populated
	RECOVERY	Not populated
	LAB	Lab name
	METHOD	Method code
	BATCH_ID	Laboratory Batch Number
	DATE	Lab Date
	COMMENTS	Not used
	SOLID_FLAG	Backflag from Solid_Int
	LENGTH	Sample length
	SOLID1	Wireframe name
	ROCKCODE	Integer rock code number
	CAU_PPM	RPA capped Au_PPM field

LITHO	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	LITH_CODE	Lithology Code
	LITH_ORIG	Original lithology
	DESCRIPTION	Lithology Description (255 Char limit)

ALTERATION	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	ALBITE	Mineral Alteration Intensity (1-3)
	SILICA	Mineral Alteration Intensity (1-3)
	CHLORITE	Mineral Alteration Intensity (1-3)
	SERICITE	Mineral Alteration Intensity (1-3)
	MAGNETITE	Mineral Alteration Intensity (1-3)
	CALCITE	Mineral Alteration Intensity (1-3)
	EPIDOTE	Mineral Alteration Intensity (1-3)
	HEMATITE	Mineral Alteration Intensity (1-3)
	ANKERITE	Mineral Alteration Intensity (1-3)
	ACTINOLITE	Mineral Alteration Intensity (1-3)
	TREMOLITE	Mineral Alteration Intensity (1-3)
	TOURMALINE	Mineral Alteration Intensity (1-3)
	KAOLINITE	Mineral Alteration Intensity (1-3)
	MANGANESE	Mineral Alteration Intensity (1-3)
	GRAPHITE	Mineral Alteration Intensity (1-3)
	DOLOMITE	Mineral Alteration Intensity (1-3)

DENSITY	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	ROCK_TYPE	Lithology of Density Sample
	DENSITY	Calculated Density (t/m³)

MNRLZATION	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	PYRITE	% Pyrite
	STYLE	Style description

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 14-10

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File	Field	Field Description
WEATHERING	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	WEATHERING	Weathering Material Type
	W_CODE	Weathering Code

RPAINTs	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	COMP-ID	Composite ID Number
ROCKNAME
	ROCK_CODE	Wireframe Rock Code
	SOLID1	Wireframe name 1
	SOLID2	Wireframe name 2
	SOLID3	Wireframe name 3
	LENGTH	Sampled length
	AU	g/t Au
	CORELENGTH	Interval length
	CAU_PPM	Capped g/t Au

RPA_COMPS	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	COMP-ID	Composite ID Number
	ROCKNAME	Wireframe Text Rock Code
	ROCK_CODE	Wireframe Integer Rock Code
	SOLID1	Wireframe name 1
	SOLID2	Wireframe name 2
	SOLID3	Wireframe name 3
	LENGTH	Sampled length
	AU	g/t Au
	CORELENGTH	Interval length
	CAU_PPM	Capped g/t Au

RPA_5M_CMP	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	COMP-ID	Composite ID Number
	ROCKNAME	Wireframe Text Rock Code
	ROCK_CODE	Wireframe Integer Rock Code
	SOLID1	Wireframe name 1
	SOLID2	Wireframe name 2
	SOLID3	Wireframe name 3
	LENGTH	Sampled length
	AU	g/t Au
	CORELENGTH	Interval length
	CAU_PPM	Capped g/t Au

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TABLE 14-5 DIAKHA DRILL HOLE DATABASE RECORDS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

File	Number of Records
HEADER	216
SURVEY	925
ASSAYS	15,424
WEATHER	9,745
ALTERATION	23,453
MNRLZATION	9,147
LITHOLOGY	12,857
XRF	5,576
RPAINTS	468
RPA_COMPS	12,886
RPA_5M_CMP	5,314

ZONE 1B AND TAYA KO RESOURCE DATABASE

The RPA GEMS drill hole database tables and fields are listed in Table 14-6. The number of records in the drill hole database used by RPA for the resource estimation work are summarized in Table 14-7.

TABLE 14-6 ZONE 1B AND TAYA KO GEMS DATABASE STRUCTURE

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

File	Field	Field Description
HEADER	HOLE-ID	Primary Key
(X-COORDINATE)
(Y-COORDINATE)
(Z-COORDINATE)
	LENGTH	Length of Drill hole
	AZIMUTH	Collar azimuth
	DIP	Collar dip
	TYPE	Trench, RAB, DD, RC, Auger, Pit
	YEAR	Drilling campaign year
	PERMIT	Permitted Area Name
	ZONE	Prospect Name
	SCALE	Not used
	LINE	Section Line (Planning Reference)
	COMPANY	Ownership Company
	DRILL	Drilling Company
	STARTED	Drilling start date
	FINISHED	Drilling end date
	GEOLOGIST	Logging Geologist
	LOC-TYPE	GPS or DGPS
	GEO	Geologist name
	ELLIPSOID	WGS84
	UTM-ZONE	29N
	ID-SIMPLE	Drill hole ID without year component

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File	Field	Field Description
SURVEY	DISTANCE	Distance from Collar
	AZIMUTH	Azimuth Angle at Survey
	DIP	Dip Angle at Survey
	METHOD	Survey Method
	AZM_MAG	Azimuth reading before declination correction

ASSAY	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	SAMPLE_ID	Sample ID
	AU_1	Primary Assay Field
	AU_2	Replicate assay
	BATCH	Laboratory Batch Number
	LAB	Lab name
	SENT	Lab Date
	RECEIVED	Date received at lab
	METHOD	Method code
	CAU_PPM	RPA capped Au_PPM field
	ROCKCODE	Integer rock code number

LITHO	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	LITH_CODE	Lithology Code
	LITHOLOGY	Short text description
	DESCRIPTION	Lithology Description (255 Char limit)

ALTERATION	FROM	Starting Position of Interval
	TO	Ending Position of Interval
KAOLINITE
LIMONITE
GRAPHITE
	ALBITE	Mineral Alteration Intensity (1-3)
ALTER-INT
	SILICA	Mineral Alteration Intensity (1-3)
	ANKERITE	Mineral Alteration Intensity (1-3)
	CHLORITE	Mineral Alteration Intensity (1-3)
	CAL-DOLO	Mineral Alteration Intensity (1-3)
	HEMATITE	Mineral Alteration Intensity (1-3)

MNRLZ	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	PY	% Pyrite
	ASPY	% Arsenopyrite
	MAG	% Magnetite
	PYRRHO	% Pyrrhotite

WEATHER	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	WEATHERING	Weathering Material Type

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File	Field	Field Description
COMP_CTRL	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	LENGTH	Interval length
	COMPLENG	Sampled length
	COMP-ID	Wireframe Rock Code er
	ROCK CODE	Wireframe Rock Code
	SOLID_1	Wireframe name 1
	SOLID_2	Wireframe name 2
	SOLID_3	Wireframe name 3
	AU	g/t Au
	CAU_PPM	Capped g/t Au
	MIDPOINTS[X]	Interval mid-point easting
	MIDPOINTS[Y	Interval mid-point northing
	MIDPOINTS[Z]	Interval mid-point elevation

2M_COMPS	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	LENGTH	Interval length
	COMPLENG	Sampled length
	COMP-ID	Wireframe Rock Code er
	ROCK CODE	Wireframe Rock Code
	SOLID_1	Wireframe name 1
	SOLID_2	Wireframe name 2
	SOLID_3	Wireframe name 3
	AU	g/t Au
	CAU_PPM	Capped g/t Au
	MIDPOINTS[X]	Interval mid-point easting
	MIDPOINTS[Y	Interval mid-point northing
	MIDPOINTS[Z]	Interval mid-point elevation

5M_COMPS	FROM	Starting Position of Interval
	TO	Ending Position of Interval
	LENGTH	Interval length
	COMPLENG	Sampled length
	COMP-ID	Wireframe Rock Code er
	ROCK CODE	Wireframe Rock Code
	SOLID_1	Wireframe name 1
	SOLID_2	Wireframe name 2
	SOLID_3	Wireframe name 3
	AU	g/t Au
	CAU_PPM	Capped g/t Au
	MIDPOINTS[X]	Interval mid-point easting
	MIDPOINTS[Y	Interval mid-point northing
	MIDPOINTS[Z]	Interval mid-point elevation

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TABLE 14-7 ZONE 1B AND TAYA KO DRILL HOLE DATABASE RECORDS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

File	Number of Records
HEADER	676
SURVEY	2,512
ASSAYS	88,475
WEATHER	11,823
ALTERATION	20,105
MNRLZ	7,254
LITHO	3,596
XRF	5,576
COMP_CTRL	809
2M_COMPS	23,279
5M_COMPS	9,657

ASSAYS

DIAKHA RESOURCE ASSAYS

The mineralization wireframes were used to flag the resource assays and compile assay statistics for each domain (Table 14-8). The maximum gold grade is 75.2 g/t in Domain 108. The coefficient of variation (CV) of 6.4 in unconstrained Domain 201 is due to a relatively small number of high gold grades situated in a large number of low grade to barren gold values. Domain 201 has 13,200 samples of which less than half, 5,902 samples, are greater than 0.05 g/t Au. The lowest CV of 1.2 is in the very high grade Domain 106, which only has 33 samples, most of which, however, are consistently high grade. The other domains have CVs that are generally in the 2 to 3 range.

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TABLE 14-8 DIAKHA ASSAY STATISTICS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Domain	Zone	Count	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	STD (g/t Au)	CV
201	Waste_clip	13,200	0.00	39.20	0.14	0.90	6.43
101	E_01	83	0.00	21.30	1.39	2.98	2.15
102	W_02	301	0.00	16.65	0.62	1.31	2.11
103	C_03	761	0.00	26.80	0.87	1.93	2.22
105	CSS	97	0.00	13.10	1.03	2.42	2.35
106	C_09S1	33	0.04	45.20	8.36	10.40	1.24
108	C_09C	613	0.00	75.20	1.15	3.90	3.40
109	C_09N	336	0.00	51.00	1.20	3.15	2.63

Total		15,424

Note. STD is the standard deviation and CV is the coefficient of variation.

ZONE 1B AND TAYA KO RESOURCE ASSAYS

The mineralization wireframes were used to flag the resource assays and compile assay statistics for each domain (Table 14-9). The maximum gold grade is 44.56 g/t in Domain 2. The CV of 19.6 in unconstrained Domain 0 is due to a relatively small number of high gold grades situated in a large number of low grade to barren gold values. RPA did not interpolate gold values into any Domain 0 blocks, however, it may host small lenses of gold mineralization. The other domains have CVs that are generally in the 2 to 3 range. The Zone 1B domains 1 to 6 have CVs that range from 1.7 to 2.5. The Taya Ko domains 7 to 10 have CVs that range from 1.3 to 2.0.

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TABLE 14-9 ZONE 1B AND TAYA KO ASSAY STATISTICS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Domain	Count	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	STD (g/t Au)	CV
0	84,534	0.003	220	0.05	0.98	19.60
1	609	0.003	17.85	1.03	2.07	2.01
2	772	0.003	44.56	1.20	3.02	2.53
3	183	0.005	7.35	0.65	1.13	1.73
4	77	0.01	25.5	1.50	3.35	2.23
5	1,412	0.003	35.8	1.58	3.05	1.93
6	109	0.003	19.45	1.05	2.17	2.08
7	436	0.003	10.55	0.73	1.03	1.40
8	184	0.003	16.6	0.82	1.61	1.98
9	68	0.003	9.6	0.84	1.43	1.71
10	91	0.003	4.04	0.73	0.94	1.29

Total	88,475

Note. STD is the standard deviation and CV is the coefficient of variation

ASSAY CAPPING

The grade capping was determined using a combination of histograms, decile analysis, probability plots, and visual inspection of the spatial location of higher grade assays. RPA capped all assays prior to compositing.

DIAKHA CAPPING

RPA initially investigated capping levels for each domain separately and then developed capping levels for the three main grade distributions:

1.	Unconstrained Mineralization (Domain 201) – 10 g/t Au capping level.

2.	Constrained Mineralization (Domains 101, 102, 103, 105, 108, and 109) – 20 g/t Au capping level.

3.	High Grade Mineralization (Domain 106) – 25 g/t Au capping level

Assay histograms for the Unconstrained Mineralization and Constrained Mineralization are shown in Figure 14-5 and 14-6, respectively.

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 14-17

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FIGURE 14-5 ASSAY HISTOGRAM FOR DOMAIN 201

FIGURE 14-6 ASSAY HISTOGRAM FOR DOMAINS 101 TO 105, 108, AND 109

The capped assay statistics are summarized in Table 14-10. The metal loss due to capping ranges from approximately 4% for the Constrained Mineralization, to 9% for Domain 201, to 10% for Domain 106. The capped gold CV of 4.0 for Domain 201 is still high and more drilling and interpretation work will be needed to reduce this CV. These capping levels reduce the resource estimate gold grade by approximately 12%.

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TABLE 14-10 DIAKHA CAPPED ASSAY STATISTICS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Zone	Count	Mean (g/t Au)	CV	Capping Level (g/t Au)	Capped Mean (g/t Au)	Capped STD (g/t Au)	Capped CV	% Metal Loss
201	13,200	0.14	6.26	10.00	0.13	0.52	4.00	9
101	83	1.39	2.15	20.00	1.37	2.88	2.10	1
102	301	0.62	2.11	20.00	0.62	1.31	2.11	0
103	761	0.87	2.22	20.00	0.87	1.88	2.16	0
105	97	1.03	2.35	20.00	1.03	2.42	2.35	0
106	33	8.36	1.24	25.00	7.48	7.82	1.05	10
108	613	1.15	3.40	20.00	0.99	2.28	2.30	14
109	336	1.20	2.63	20.00	1.13	2.32	2.05	6

Total	15,424
201 > 0.05 g/t Au	5,902	0.30	4.35	10.00	0.27	0.74	2.74	10
101 to 109 less 106	2,187	0.95	2.84	20.00	0.91	2.09	2.30	4

ZONE 1B AND TAYA KO CAPPING

RPA capped high gold assays to 10 g/t for Domain 1 and to 15 g/t from Domains 2 to 10. Assay histograms are provided in Figures 14-7 and 14-8.

FIGURE 14-7 ASSAY HISTOGRAM FOR DOMAIN 1

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FIGURE 14-8 ASSAY HISTOGRAM FOR DOMAINS 2 TO 10

The capped assay statistics are summarized in Table 14-11. The metal loss due to capping ranges from approximately 4% to 5%. These capping levels reduce the resource estimate gold grade by approximately 4%.

TABLE 14-11 ZONE 1B AND TAYA KO CAPPED ASSAY STATISTICS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Zone	Count	Mean (g/t Au)	CV	Capping Level (g/t Au)	Capped Mean (g/t Au)	Capped STD (g/t Au)	Capped CV	% Metal Loss
1	609	1.02	2.04	10.00	0.98	1.87	1.91	4
2 to 10	3,333	1.24	2.16	15.00	1.18	2.20	1.86	5

Total	3,942

COMPOSITES

Two metre equal length composites were used for ID2 and inverse distance cubed (ID3) interpolations runs and 5 metre equal length composites were used for the nearest neighbour (NN) runs at Diakha, Zone 1B, and Taya Ko.

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 14-20

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DIAKHA COMPOSITES

After top cuts were applied to the raw data, assay intervals that varied from less than one metre to two metres were composited to two metres within each mineralized zone. Samples were composited in downhole intervals of two metres, starting at the wireframe pierce-point for each zone, continuing to the point at which the hole exited the zone. A review of raw data sample lengths showed that 33% of the samples are one metre in length and 66% of the samples are two metres in length, with a maximum of two metres and a minimum of 0.5 m. Only 17 samples have lengths that are less than one metre.

The composite statistics are summarized in Table 4-12. Approximately 99.4% of the composites have two metre lengths. The 72 residual composites with lengths less than two metres were retained.

TABLE 14-12 DIAKHA COMPOSITE STATISTICS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Domain	Zone	Count	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	STD (g/t Au)	CV
201	Waste_clip	11,057	0.00	10.00	0.13	0.47	3.64
101	E_01	77	0.02	20.00	1.37	2.87	2.09
102	W_02	301	0.00	16.65	0.63	1.29	2.07
103	C_03	661	0.00	19.85	0.87	1.79	2.06
105	CSS	71	0.01	13.10	1.05	2.37	2.25
106	C_09S1	27	0.04	25.00	7.48	7.48	1.00
108	C_09C	458	0.00	20.00	1.03	2.29	2.23
109	C_09N	234	0.00	15.15	1.13	2.04	1.81

Total		12,886

Note. STD is the standard deviation and CV is the coefficient of variation

ZONE 1B AND TAYA KO COMPOSITES

After top cuts were applied to the raw data, assay intervals that varied from less than one metre to two metres were composited to two metres within each mineralized zone. Samples were composited in downhole intervals of two metres, starting at the wireframe pierce-point for each zone, continuing to the point at which the hole exited the zone. A review of raw data sample lengths showed that 94% of the samples are one metre in length, 1% of the samples are less than one metre in length, and 5% of the samples are greater than one metre in length, with a maximum of six metres and a minimum of 0.25 m.

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The composite statistics are summarized in Table 4-13. Approximately 92.4% of the 2,029 mineralized composites for Domains 1 to 10 have two metre lengths. The 155 residual composites with lengths less than two metre were retained and average 0.64 g/t Au. The 1,874 2 m composites average 1.15 g/t Au. The unconstrained composites (Domain 99) were not interpolated.

TABLE 14-13 ZONE 1B AND TAYA KO COMPOSITE STATISTICS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Domain	Count	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	STD (g/t Au)	CV
1	325	0.00	10.00	0.92	1.52	1.65
2	429	0.00	10.39	1.04	1.82	1.74
3	109	0.00	5.07	0.58	0.89	1.55
4	42	0.01	10.75	1.40	2.25	1.61
5	651	0.00	13.60	1.56	2.21	1.42
6	62	0.03	13.09	1.07	1.87	1.76
7	232	0.00	5.50	0.72	0.81	1.14
8	102	0.00	7.79	0.76	1.12	1.48
9	36	0.00	7.07	0.81	1.28	1.59
10	41	0.00	3.79	0.79	0.85	1.08
99	21,250	0.00	25.71	0.04	0.24	5.88

Total	23,279

Note. STD is the standard deviation and CV is the coefficient of variation

BLOCK MODELS

All modelling work was carried out using GEOVIA GEMS version 6.7 software.

The Diakha block model has 5 m by 5 m by 5 m whole blocks with the model origin at 240,150E, 1,368,600N, and 270 m elevation. It has 230 columns, 320 rows, and 100 levels for a total of 7.36 million blocks. The block model is not rotated.

The Zone 1B and Taya Ko block model has 5 m by 5 m by 5 m percent blocks with the model origin at 261,000E, 1,371,200N, and 190 m elevation. It has 300 columns, 420 rows, and 66 levels for a total of 8.316 million blocks. The block model is not rotated.

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Before grade estimation, all model blocks were assigned density, weathering, and mineralized domain codes. The Diakha block model uses whole blocks and the mineralized codes are assigned based on majority rules. RPA confirmed that the coded blocks represent 99.8% of actual mineralization wireframe volumes. The Zone 1B and Taya Ko block model includes a percent model that contains the percentage of each block in the mineralization wireframes.

The Diakha and Zone 1B and Taya Ko block model attributes are summarized in Tables 14-14 and 14-15, respectively.

TABLE 14-14 DIAKHA BLOCK MODEL ATTRIBUTES

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Attribute Name	Description
Rock Type	Unclipped Coded Mineralized Zones
Density	Assigned Density based on weathering
AU	ID3 Gold Attribute
CAU	ID3 Capped Gold Attribute
CAU_ID2	ID² Capped Gold Attribute – FINAL GOLD GRADE
CAU_NN	Nearest Neighbor Gold Attribute
Class	Classification
MinDist	Distance from Block to Closest Sample
NumComp	Number of composites Used to Populate a Block
Oxidation	Weathering model
Pass	Estimation Pass Number
Whittle RT	Rock type model for export to Whittle

TABLE 14-15 ZONE 1B AND TAYA KO BLOCK MODEL ATTRIBUTES

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Attribute Name	Description
Rock Type	Unclipped Coded Mineralized Zones
Density	Assigned Density based on weathering
Percent	Percentage in mineralization wireframes
AU_D2	ID² Gold Attribute
CAU	ID² Capped Gold Attribute – FINAL GOLD GRADE
CAU_D3	ID³ Capped Gold Attribute
CAU_NN	Nearest Neighbor Gold Attribute
Class	Classification
Distance	Distance from Block to Closest Sample
Weathering	Weathering model
Whittle RT	Rock type model for export to Whittle

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VARIOGRAPHY AND TREND ANALYSIS

RPA used Leapfrog grade shells, Sage 2001 correlograms, and contoured longitudinal sections to investigate grade continuity trends.

DIAKHA

The most definitive trends at Diakha are the en-echelon, north striking artisanal workings that appear to step progressively to the left (Figure 14-9).

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 14-24

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FIGURE 14-9 ARTISANAL WORKING TRENDS

Figure 14-9
IAMGOLD Corporation
and Merrex Gold Inc.
Siribaya Project
Kayes Region, Mali, West Africa
Artisinal Working Trends
N
0
100
200
300
400
500
Metres
1370000.0Y
1369500.0Y
1369000.0Y
240500.0X
241000.0X
241500.0X
102
103
109
108
101
106
105
Legend:
Artisinal Excavations (Black)
RC Hole (Blue)
DD Hole (Red)
January 2016

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 14-25

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The downhole correlogram for all of the domains including 201 has a range of approximately 25 m and suggests a relative nugget effect of approximately 40% (Figure 14-10). There are not enough composites for meaningful results for most of the domains, however, RPA was able to generate correlograms for some of them.

Domain 101 only has 77 composites, however, the limited data used to contour the gold grade intersections suggest sub-vertical trends may be present (Figure 14-11).

FIGURE 14-10 DOWNHOLE CORRELOGRAM

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FIGURE 14-11 DOMAIN 101 CONTOURED LONGITUDINAL LOOKING WEST

Domain 102 has 301 composites and has a well-shaped down dip range (270°/-45°) of approximately 100 m but the along strike range is less than 50 m (Figure 14-12). The contoured gold grades suggest that a gentle plunge to the north may exist (Figure 14-13).

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FIGURE 14-12 DOMAIN 102 CORRELOGRAMS

FIGURE 14-13 DOMAIN 102 CONTOURED LONGITUDINAL LOOKING WEST

The central mineralization wireframes as defined by Domains 103, 105, 108, and 109 display along strike and down dip continuity that is less than the 50 m drill spacing (Figure 14-14).

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FIGURE 14-14 DOMAINS 103,105, 108, AND 109 CORRELOGRAMS

The Domain 103 gold contours suggest that the apparent plunge to the north may be due to progressive down faulting to the north (Figure 14-15).

FIGURE 14-15 DOMAIN 103 CONTOURED LONGITUDINAL LOOKING WEST

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The gold contours for Domains 108 and 109 suggest that sub-vertical trends may be present similar to those seen for Domain 101 (Figure 14-16). The western domains (102 and 103) appear to plunge or block fault downwards to the north whereas the eastern domains 101, 108, and 109 may have sub-vertical plunges.

FIGURE 14-16 DOMAINS 108 AND 109 CONTOURED LONGITUDINAL LOOKING WEST

With the exception of the 100 m down dip range observed for Domain 102, most of the ranges are shorter than the 50 m drill hole spacing. Cross-faults may be breaking the mineralization continuity in some areas. Closer spaced drilling and more structural work is clearly needed to improve future trend analysis and variography studies.

ZONE 1B AND TAYA KO

RPA focused the trend analysis work on the largest domains 1, 2, and 5 and combined domains 2 to 10 for the variography analysis. The downhole correlogram for domains 2 to 10 has a range of approximately 25 m and a relative nugget effect of approximately 40% (Figure 14-17).

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FIGURE 14-17 DOMAINS 2 TO 10 DOWNHOLE CORRELOGRAM

The along strike correlogram, oriented at 010°, for domains 2 to 10 has a range of approximately 60 m at 95% of the sill and approximately 125 m at 100% of the sill (Figure 14-18).

FIGURE 14-18 DOMAINS 2 TO 10 ALONG STRIKE CORRELOGRAM

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The down dip correlogram, oriented at -90°, for domains 2 to 10 has a range of approximately 100 m (Figure 14-19).

FIGURE 14-19 DOMAINS 2 TO 10 DOWN DIP CORRELOGRAM

The down dip correlogram for Domain 5 has a range of approximately 80 m (Figure 14-20) compared to approximately a 40 m along strike range (Figure 14-21) suggesting a two to one down dip to along strike anisotropy.

FIGURE 14-20 DOMAIN 5 DOWN DIP CORRELOGRAM

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FIGURE 14-21 DOMAIN 5 ALONG STRIKE CORRELOGRAM

The gold contours for Domain 5 suggest that both sub-horizontal and sub-vertical trends may exist (Figure 14-22).

FIGURE 14-22 DOMAIN 5 CONTOURED LONGITUDINAL LOOKING WEST

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The gold contours for Domain 1 suggest that sub-vertical trends may exist (Figure 14-23) and most of the gold is centred along the 400 m southern half.

FIGURE 14-23 DOMAIN 1 CONTOURED LONGITUDINAL LOOKING WEST

The gold contours for Domain 2 suggest that gently north plunging trends may exist (Figure 14-24).

FIGURE 14-24 DOMAIN 2 CONTOURED LONGITUDINAL LOOKING WEST

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GRADE INTERPOLATION

Estimation of gold grade was carried out using NN, ID2, and ID3 constrained within the mineralized domain wireframes. At Diakha, the unconstrained Domain 201 was also interpolated because it hosts a significant amount of gold mineralization as lenses with limited continuity that is generally less than the 50 m drill hole spacings. Two passes were used at Diakha for the constrained domains (Table 14-16).

TABLE 14-16 DIAKHA INTERPOLATION PARAMETERS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Estimation Pass	101	102	103	105	106	108	109	201
Estimation Pass 1 (1/d²):
Samples
Min samples used	4	4	4	4	4	4	4	no pass 1
Max samples used	12	12	12	12	12	12	12	no pass 1
Max samples per hole	3	3	3	3	3	3	3	no pass 1
Distances
Range 1 (m)	120	120	120	120	120	120	120	no pass 1
Range 2 (m)	60	60	60	60	60	60	60	no pass 1
Range 3 (m)	10	10	10	10	10	10	10	no pass 1
Ellipsoid Orientation (GEMS Az-Dip-Az except 201 which is ZYZ)
Principal Azimuth (degrees)	8	356	2	20	45	20	20	no pass 1
Principal Dip (degrees)	-4	2	5	2	2	2	2	no pass 1
Intermediate Azimuth (degrees)	0	268	285	295	325	295	295	no pass 1

Estimation Pass 2 (1/d²):
Samples
Min samples used	1	1	1	1	1	1	1	1
Max samples used	12	12	12	12	12	12	12	12
Max samples per hole	3	3	3	3	3	3	3	3
Distances
Range Major (m)	120	120	120	120	120	120	120	60
Range Semi-Major (m)	60	60	60	60	60	60	60	30
Range Minor (m)	10	10	10	10	10	10	10	7.5
Ellipsoid Orientation (GEMS Az-Dip-Az except 201 which is ZYZ)
Principal Azimuth (degrees)	8	356	2	20	45	20	20	-7
Principal Dip (degrees)	-4	2	5	2	2	2	2	24
Intermediate Azimuth (degrees)	0	268	285	295	325	295	295	-92

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The second passes for Diakha used the same search ellipsoid so the only difference was relaxing the minimum number of composites from four to one, which results in reducing the minimum number of drill holes from two to one. The second pass parameters, with half the first pass major and semi-major search radii, were used for Domain 201. The ellipsoid orientations for all mineralized domains were fixed to reflect the dominant azimuth and dip for each domain.

The Zone 1B and Taya Ko gold grades were interpolated using a single pass with a minimum of four composites, a maximum of ten composites, and a maximum of three composites per drill hole. The search radii were 100 m by 100 m by 25 m and the search ellipsoids were customized to the overall strike and dip of each domain (Table 14-17).

TABLE 14-17 ZONE 1B AND TAYA KO INTERPOLATION PARAMETERS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Estimation Pass	1	2	3	4	5	6	7	8	9	10
Estimation Pass 1
Samples
Min samples used	4	4	4	4	4	4	4	4	4	4
Max samples used	10	10	10	10	10	10	10	10	10	10
Max samples per hole	3	3	3	3	3	3	3	3	3	3
Distances
Range 1 (m)	100	100	100	100	100	100	100	100	100	100
Range 2 (m)	100	100	100	100	100	100	100	100	100	100
Range 3 (m)	25	25	25	25	25	25	25	25	25	25
Ellipsoid Orientation (GEMS ZYZ)
Rotation about “Z” (degrees)	-14	-14	-19	360	-17	-31	-27	-22	-16	-16
Rotation about “Y” (degrees)	-75	60	90	85	70	80	60	60	40	50
Rotation about “Z” (degrees)	0	0	0	0	0	0	0	0	0	0

Figures 14-25 to 14-28 show the interpolated gold block grades relative to the composites at Diakha and Zone 1B.

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FIGURE 14-25 DIAKHA GOLD BLOCKS AND COMPOSITES – 70 M BENCH

Au (g/t):
0.45
1.00
2.00
3.00
N
0 50 100 150 200
Metres

Figure 14-25

IAMGOLD Corporation and Merrex Gold Inc.

Siribaya Project

Kayes Region, Mali, West Africa

Diakha Gold Blocks and Composites - 70 m Bench

January 2016

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FIGURE 14-26 DIAKHA GOLD BLOCKS AND COMPOSITES – 69,450N

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FIGURE 14-27 ZONE 1B GOLD BLOCKS AND COMPOSITES – 140 M BENCH

1373000.0Y
1372800.0Y
1372600.0Y
1372400.0Y
1372200.0Y
1372000.0Y
261500.0X
261800.0X
262000.0X
N
Au (g/t):
0.45
1.00
2.00
3.00
0 50 100 150 200
Metres

Figure 14-27

IAMGOLD Corporation and Merrex Gold Inc.

Siribaya Project

Kayes Region, Mali, West Africa

January 2016

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FIGURE 14-28 ZONE 1B GOLD BLOCKS AND COMPOSITES – 1,372,150N

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CUT-OFF GRADE

Based on the parameters outlined in Table 14-18 as well as other considerations, RPA has reported the Diakha Mineral Resources at a cut-off grade of 0.45 g/t Au for laterite and saprolite/saprock and 0.60 g/t Au for fresh rock. Similar cut-off grades were estimated for Zone 1B and Taya Ko except for the saprock, which is volumetrically more significant, so it was assigned a separate cut-off grade of 0.50 g/t Au. The cut-off grades for the laterite, saprolite, and fresh rock are the same as for Diakha. Only those blocks contained within the preliminary pit shell are reported as a Mineral Resource.

PIT OPTIMIZATION

In order to comply with the CIM definitions of “reasonable prospects for eventual economic extraction”, RPA prepared preliminary Lerchs-Grossmann pit shells for Diakha, Zone 1B, and Taya Ko using Whittle software and the assumed costs and parameters shown in Table 14-18.

TABLE 14-18 PIT OPTIMIZATION FACTORS

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

REVENUE	Input
Au	$1,500 /oz Au
Royalty (NSR)	3%

OPERATING COST
Ore Mining Cost Laterite	$2.24/t mined
Ore Mining Cost Saprolite	$2.24/t mined
Ore Mining Cost Saprock	$2.53/t mined
Ore Mining Cost Rock	$2.71/t mined
Mining Cost Depth Increment	$0.0048/m mined
Processing laterite	$14.00/t ore
Processing saprolite	$14.00/t ore
Processing saprock	$16.00/t ore
Processing rock	$21.34/t ore
G&A	$4.00/t ore
Rehabilitation	$0.25/t ore

PROCESSING
Average Recovery	92%

MINING
Pit Slope	50[o]

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CLASSIFICATION

Canadian Institute of Mining, Metallurgy and Petroleum definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014) were followed for classification of Mineral Resources.

RPA classified all of the resources at Diakha as Inferred Mineral Resources because of uncertainty in the current interpretation and the overall geological understanding of the local mineralization trends.

RPA classified most of the resources at Zone 1B and all of the resources at Taya Ko as Inferred Mineral Resources. Three areas of Domain 5 (Figure 14-29) and one area of Domain 2 (Figure 14-30) were classified as Indicated Mineral Resources because of closer spaced drilling, generally 25 m to 50 m apart.

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FIGURE 14-29 ZONE 1B DOMAIN 5 INDICATED AREAS

FIGURE 14-30 ZONE 1B DOMAIN 2 INDICATED AREA

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BLOCK MODEL VALIDATION

The following is a list of routine block model validation checks performed on the resource model by RPA:

•	Checked for overlapping wireframes to assess potential double counting of resource volumes.

•	Checked mineralized domain/wireframe extensions beyond last holes to see if they were reasonable and consistent.

•	Compared basic statistics of assays and composites within wireframes with block grade statistics.

•	Checked for reasonable compositing intervals.

•	Checked that composite intervals started and stopped at wireframe boundaries.

•	Checked that assigned composite rock type coding was consistent with intersected wireframe coding.

•	Checked if block size and orientation was appropriate for drilling density, mineralization, and mining method.

•	Checked search volume radii and orientations from variography analysis against known structural trends.

•	Checked estimation parameters against available variography.

•	Visually checked block resource classification coding for isolated blocks.

•	Visually compared block grades to drill hole composite values on section and plan views.

•	Visually checked for grade banding, smearing of high grades, plumes of high grades, etc., on sections and plans.

TONNAGE GRADE CURVES

Tonnage- grade curves for all of the blocks with interpolated gold grades are provided in Figure 14-31 for Diakha and Figure 14-32 for Zone 1B and Taya Ko.

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FIGURE 14-31 DIAKHA TONNAGE GRADE CURVE

FIGURE 14-32 ZONE 1B AND TAYA KO TONNAGE GRADE CURVE

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RESOURCE ESTIMATE BY DOMAINS

The resources tabulated by domains are provided in Table 14-19.

TABLE 14-19 MINERAL RESOURCES BY ZONE – DECEMBER 2015

IAMGOLD Corporation and Merrex Gold Inc. - Siribaya Project

Deposit	Indicated Resources			Inferred Resources
Zone	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au
Siribaya 1B
1	25,000	1.37	1,100	791,000	1.71	43,600
2	474,000	1.56	23,800	537,000	1.36	23,500
3	11,000	3.11	1,100	241,000	0.84	6,500
4				230,000	1.79	13,200
5	1,592,000	2.00	102,600	2,295,000	1.53	112,900

Zone 1B Total	2,102,000	1.90	128,500	4,094,000	1.52	199,700

Taya Ko
7				644,000	1.03	21,300
8				101,000	1.02	3,300
9				17,000	1.65	900
10				120,000	0.88	3,400

Taya Ko Total				882,000	1.02	28,900

Diakha
101				1,103,000	2.42	85,700
102				500,000	1.36	21,900
103				4,364,000	1.50	210,700
105				340,000	1.94	21,200
106				195,000	10.81	67,800
108				3,369,000	1.83	198,500
109				1,309,000	1.91	80,300
201				3,661,000	1.50	177,100

Diakha Total				14,840,000	1.81	863,200

Total	2,102,000	1.90	128,500	19,816,000	1.71	1,091,800

Notes:

1.	CIM definitions were followed for classification of Mineral Resources.

2.	Mineral Resources are estimated at weathering code dependent cut-off grades, which range from 0.45 g/t Au to 0.60 g/t Au.

3.	Mineral Resources are estimated using a gold price of US$1,500 per ounce.

4.	Bulk density varies from 1.55 g/cm3 to 2.63 g/cm3 based on deposit and weathering code.

5.	The resources are constrained by a Whittle pit shell.

6.	Numbers may not add due to rounding.

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15 MINERAL RESERVE ESTIMATE

There are no current Mineral Reserves at the Project.

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16 MINING METHODS

This section is not applicable.

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17 RECOVERY METHODS

This section is not applicable.

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18 PROJECT INFRASTRUCTURE

This section is not applicable.

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19 MARKET STUDIES AND CONTRACTS

This section is not applicable.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable.

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21 CAPITAL AND OPERATING COSTS

This section is not applicable.

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22 ECONOMIC ANALYSIS

This section is not applicable.

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23 ADJACENT PROPERTIES

The host rocks and observed structural setting demonstrated at Siribaya are also observed at many other gold deposits located along regional north-south structures. Gold mines such as Sadiola, Yatela, Loulo, Yalea, and Gounkoto as well as IAMGOLD’s Malikoundi and Boto deposits and B2 Gold’s Fekola deposit are located within a short distance of the Siribaya Project.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

Approximately 837 RC and core holes totalling 108,640 m have been drilled in the Zone 1B and surrounding area to date, compared to 216 RC and core holes totalling 25,788 m at Diakha. Both deposit environments are structurally complex and both will require more infill drilling to convert the Inferred Resources to the Indicated category. A larger proportion of core drilling will be needed in the future to better understand the structural controls on gold mineralization.

RPA conducted a site visit, reviewed property and deposit geology, exploration and drilling methods and results, sampling method and approach, sample and data handling, including chain of custody, and completed independent verification of the data. RPA evaluated the compilation of QA/QC data and is of the opinion that the sample preparation, security, and analytical procedures used by IAMGOLD and prior companies followed industry-standard procedures and the resulting analytical data are acceptable for use in the resource estimation.

Drilling to date has been completed mostly at an average drill hole spacing of 50 m to 100 m over known mineralized zones. The Diakha mineralization is open in all directions, particularly to the north so there is excellent potential to increase the resource at Diakha in the future. There is also some potential for minor increases in the Zone 1B resources. RPA is of the opinion that additional core and RC drilling is warranted at both deposits.

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26 RECOMMENDATIONS

With respect to the geological model, RPA recommends that IAMGOLD:

•	Drill more holes at Diakha and Zone 1B.

•	Carry out a detailed structural study at Diakha.

•	Map the artisanal workings and the local mineralization trends at Diakha.

•	As new data become available, adjust the existing mineralization wireframes and build new ones for Diakha.

•	Continue to use oriented core to analyze the relationship between structural measurements and mineralization.

•	Take additional density measurements for all laterite, saprolite, and saprock material prior to future resource estimate updates or economic studies.

•	Carry out metallurgical testwork at Siribaya Zone 1B and continue to do more testwork at Diakha.

IAMGOLD and Merrex have prepared a two phase, two year exploration work program for the Siribaya Project that totals US$8.0 million. RPA concurs with the upcoming work and is of the opinion that it is reasonable and in line with the exploration potential of the Project.

The proposed exploration work program has been designed primarily to extend and better define the recently discovered Diakha deposit, located along the western margin of the Siribaya Project. Additionally, exploration will be completed to a lesser extent to define additional resources at the Zone 1B and the Taya Ko deposits, and more regionally to investigate geochemical targets previously identified elsewhere on the Project. A total exploration budget of US$8.0 million is proposed and includes approximately 10,000 m of diamond drilling, 65,000 m of RC drilling, and 15,000 m of air core drilling. A breakdown of the proposed exploration budget and the principal objectives of the work program are summarized below:

PHASE 1 – 2016 BUDGET: US$3.2 MILLION

The planned Phase 1 drilling program includes 5,000 m of diamond drilling and 20,000 m of RC drilling.

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The objectives of the Phase 1 drilling program are as follows:

•	Extend gold mineralization north along strike of the Diakha deposit using a combination of 50 m to 100 m spaced step-out RC drilling.

•	Follow up initial positive drilling results with targeted core drilling to better define gold mineralization.

•

At Siribaya 1B, complete drilling to extend resources along the possible northwest extension of the zone of mineralization, and to complete targeted infill drilling to confirm the extent of the gold mineralization.

PHASE 2 – 2017 BUDGET: US$4.8 MILLION

The planned drilling program includes 5,000 m of diamond drilling, approximately 45,000 m of RC drilling and 15,000 m air core drilling. The definition core and RC drilling at the Diakha deposit in Phase 2 is contingent upon the results of the 2016 exploration program. More regional exploration is not contingent upon 2016 results.

The objectives of the Phase 2 drilling program are as follows:

•	Better define gold mineralization north along strike of the Diakha deposit using a combination of 50 m x 50 m spaced core and RC definition drilling.

•	Complete regional exploration consisting of follow-up RC drilling of anomalous targets defined by the 2014-2015 air core and geophysical surveying.

•

Complete 15,000 m of air core drilling to identify additional exploration targets and follow up to surface geochemical sampling at the Taya-Maléa-II area, including the Guameya, Taua-Ko, and Kofia targets.

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27 REFERENCES

Abouchami, W., Boher M., Michard, A., and Albarede, F., 1990, A major 2. 1 Ga event of mafic magmatism in West Africa: an early stage of crustal accretion, V. 95, B11- Journal of Geophysical Research-Solid Earth, pp. 17, 605-17, 629, American Geophysical Union.

Bassot, J. P., 1966, Aperçu sur les formations précambriennes et paléozoïques du Sénégal oriental, V. 11 (7), - Bulletin de la Société géologique de France, pp. 160-169.

Bassot, J. P., 1987, Le complexe volcano-plutonique calco-alcali de la rivière daléma (Est Sénégal) : discussion de sa signification géodynamique dans le cadre de l’orogénie eburnéenne (protérozoïque inférieur), V. 6, 4- Journal of African Earth Sciences, pp. 505-519.

Boher, M., Abouchami, W., Michard, A., Albarede, F., and Arndt, N. T., 1992, Crustal growth in West Africa at 2. 1 Ga, V. 97, B1- Journal of Geophysical Research-Solid Earth, pp. 345-369, American Geophysical Union.

CIM, 2014, CIM Definition Standards - For Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014, 9 p.

Dabo, M., and Aïfa, T., 2010, Structural styles and tectonic evolution of the Kolia-Boboti sedimentary basin, Kédougou-Kéniéba Inlier, eastern Senegal: Comptes Rendus Geoscience, v. 342, pp. 796-805.

Dia, A., Van Schmus, W., and Kröner, A., 1997, Isotopic constraints on the age and formation of a Palaeoproterozoic volcanic arc complex in the Kédougou Inlier, eastern Senegal, West Africa, V. 24, 3- Journal of African Earth Sciences, pp. 197-213, Elsevier.

Dioh, E., Béziat, D., Debat, P., Grégoire, M., and Ngom, P. M., 2006, Diversity of the Palaeoproterozoic granitoids of the Kédougou inlier (eastern Sénégal) : Petrographical and geochemical constraints, V. 44, 3- Journal of African Earth Sciences, pp. 351-371, Elsevier.

Dommanget, A., Milési, J. P., and Diallo, M., 1993, The Loulo gold and tourmaline-bearing deposit, V. 28, 4- Mineralium Deposita, pp. 253-263, Springer.

Evans, L., 2013, Technical Report and Initial Mineral Resource Estimate for the Daorala-Boto Project, Kédougou, Senegal, prepared by Roscoe Postle Associates Inc. for IAMGOLD Corporation, 119 p. filed on SEDAR (June 30, 2013).

Feybesse, J. L., and Milési, J. P., 1994, The Archaean/Proterozoic contact zone in West Africa: a mountain belt of décollement thrusting and folding on a continental margin related to 2. 1 Ga convergence of Archaean cratons? V. 69, 1-4- Precambrian Research, pp. 199-227, Elsevier.

Girard, J., 2015, Diakha Metallurgical Testwork Update, Internal IAMGOLD memorandum dated December 18, 2015, 2 p.

IAMGOLD Corporation and Merrex Gold Inc. – Siribaya Project Technical Report NI 43-101 – January 25, 2016	Page 27-1

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Gueye, M., Siegesmund, S., Wemmer, K., Pawlig, S., Drobe, M., Nolte, N., and Layer, P., 2007, New evidences for an early Birrimian evolution in the West African Craton: An example from the Kédougou-Kenieba inlier, southeast Senegal, V. 110, 4- South African Journal of Geology, p. 511, GSSA.

Hannan, P.J.F., Roy, W.D., and Patrick D.J., 2009, Technical Report on the Siribaya Gold Project, Mali, West Africa, prepared by ACA Howe International Ltd for Merrex Gold Inc., filed on SEDAR (January 22, 2009).

Hirdes, W., Davis, D. W., Lüdtke, G., and Konan, G., 1996, Two generations of Birrimian (Paleoproterozoic) volcanic belts in northeastern Côte d’Ivoire (West Africa): consequences for the ’Birrimian controversy’, V. 80, 3-4- Precambrian Research, pp. 173-191, Elsevier Science.

IAMGOLD, 2015, PowerPoint Presentation, 2015 PDAC & Exploration Meeting on the Siribaya Project by Christian Bantsimba, February 2015, 27 slides.

IAMGOLD, 2014, PowerPoint Presentation, Siribaya Project – Exploration 2013 by Christian Bantsimba and Denis Bray, October 2013, 17 slides.

Kitson, A. E., 1928, Provisional geological map of the Gold Coast and western Togoland with brief descriptive notes thereon: Gold Coast Geol, V. 2, Survey Bull, p. 13

Ledru, P., Pons J., Milési, J., Feybesse, J., and Johan, V., 1991, Transcurrent tectonics and polycyclic evolution in the Lower Proterozoic of Senegal-Mali, V. 50, 3-4- Precambrian Research, pp. 337-354, Elsevier.

Merrex Gold Inc., News Release: IAMGOLD Corporation Shareholding in Merrex Inc Increased to 25.20%, November 25, 2015

Merrex Gold Inc., News Release: Merrex Gold Announces that IAMGOLD Siribaya Earn-in Concluded, January 4, 2012.

Milési, J. P., Feybesse, J., Ledru, P., Dommanget, A., Ouedraogo, M., Marcoux, E., Prost, A., Vinchon, C., Sylvain, J., and Johan, V., 1989, Les minéralisations aurifères de l’ Afrique de l’ Ouest: Chronique de la Recherche Minière, v. 497, GeoRef.

Milési, J. P., Ledru, P., Feybesse, J. L., Dommanget, A., and Marcoux, E., 1992, Early Proterozoic ore deposits and tectonics of the Birrimian orogenic belt, West Africa, V. 58, 1-4- Precambrian Research, pp. 305-344, Elsevier.

Patrick, D.J., Laverdière, G., Gagnon, J.-M., 2012, Technical Report on the Mineral Resource Estimate Update Study on the Siribaya Gold Deposit, Kayes Region, Cercle De Kéniéba, Republic of Mali, West Africa, prepared by ACA Howe International Ltd. for Merrex Gold Inc., filed on SEDAR (September 13, 2012).

Phillips, A.H., 2010, Mineral Resource Estimate Update, Siribaya Gold Deposit, Kayes Region, Cercle De Kéniéba, Republic of Mali, West Africa, prepared by ACA Howe International Ltd for Merrex Gold Inc., filed on SEDAR (March 2010).

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Poulsen, K.H., Robert, F., and Dubé, B., 2000, Geological classification of Canadian gold deposits: Geological Survey of Canada Bulletin 540, 106 p.

Pons, J., Oudin, C., and Valero, J., 1992, Kinematics of large syn-orogenic intrusions: example of the lower Proterozoic Saraya batholith (eastern Senegal), V. 81, 2- Geologische Rundschau, pp. 473-486, Springer.

Schwartz, M., and Melcher, F., 2004, The Faleme Iron District, Senegal, V. 99, 5 Economic Geology, pp. 917-939, SecG.

Villeneuve, M., and Cornée, J.J., 1994, Structure, evolution and paleoceanography of the West African craton and bordering belts during the Neoproterozoic: Precambrian Research, v. 69, pp. 307–326.

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Siribaya Project, Cercle de Kéniéba, Republic of Mali” and dated January 25, 2016, was prepared and signed by the following authors:

(Signed and Sealed) “Luke Evans”

Dated at Toronto, ON
January 25, 2016	Luke Evans, M.Sc., P.Eng.
Principal Geologist

(Signed and Sealed) “Tudorel Ciuculescu”

Dated at Toronto, ON
January 25, 2016	Tudorel Ciuculescu, M.Sc., P.Geo.
Senior Geologist

(Signed and Sealed) “Valerie Wilson”

Dated at Toronto, ON
January 25, 2016	Valerie Wilson, M.Sc., P.Geo.
Senior Geologist

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29 CERTIFICATE OF QUALIFIED PERSON

LUKE EVANS

I, Luke Evans, M.Sc., P.Eng., as an author of this report titled “Technical Report on the Siribaya Project, Cercle de Kéniéba, Republic of Mali”, prepared for IAMGOLD Corporation and Merrex Gold Inc., and dated January 25, 2016, do hereby certify that:

1.	I am a Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON M5J 2H7.

2.

I am a graduate of University of Toronto, Ontario, Canada, in 1983 with a Bachelor of Science (Applied) degree in Geological Engineering and Queen’s University, Kingston, Ontario, Canada, in 1986 with a Master of Science degree in Mineral Exploration.

3.

I am registered as a Professional Engineer in the Province of Ontario (Reg. #90345885). I have worked as a professional geologist for over 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Consulting Geological Engineer specializing in resource and reserve estimates, audits, technical assistance, and training since 1995.

•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•	Senior Project Geologist in charge of exploration programs at several gold and base metal mines in Quebec.

•	Project Geologist at a gold mine in Quebec in charge of exploration and definition drilling.

•	Project Geologist in charge of sampling and mapping programs at gold and base metal properties in Ontario, Canada.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Siribaya Project from October 25 to 29, 2015.

6.	I am responsible for overall preparation of the Technical Report.

7.	I am independent of the Issuers applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of January, 2016

(Signed and Sealed) “Luke Evans”

Luke Evans, M.Sc., P.Eng.

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TUDOREL CIUCULESCU

I, Tudorel Ciuculescu, M.Sc., P.Geo., as an author of this report entitled “Technical Report on the Siribaya Project, Cercle de Kéniéba, Republic of Mali”, prepared for IAMGOLD Corporation and Merrex Gold Inc., and dated January 25, 2016, do hereby certify that:

1.	I am Senior Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of University of Bucharest with a B.Sc. degree in Geology in 2000 and University of Toronto with a M.Sc. degree in Geology in 2003.

3.

I am registered as a Professional Geologist in the Province of Ontario (Reg. #1882). I have worked as a geologist for a total of 14 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Preparation of Mineral Resource estimates.

•	Over 5 years of exploration experience in Canada and Chile.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have not visited the Siribaya Project.

6.	I share responsibility with Mr. Evans for the resource modelling aspects of the Diakha deposit as described in Section 14 of the Technical Report.

7.	I am independent of the Issuers applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of January, 2016

(Signed and Sealed) “Tudorel Ciuculescu”

Tudorel Ciuculescu, M.Sc., P.Geo.

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VALERIE WILSON

I, Valerie Wilson, P.Geo., as an author of this report entitled “Technical Report on the Siribaya Project, Cercle de Kéniéba, Republic of Mali”, prepared for IAMGOLD Corporation and Merrex Gold Inc., and dated January 25, 2016, do hereby certify that:

1.	I am Senior Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.

I am a graduate of the Camborne School of Mines, University of Exeter in 2010 with a master’s degree in Mining Geology and a graduate of the University of Victoria in 2006 with a bachelor’s degree in Geoscience.

3.

I am registered as a Professional Geologist in the Province of Ontario (Reg. 2113). I have worked as a geologist for a total of eight years since graduation from my bachelor’s degree. My relevant experience for the purpose of the Technical Report is:

a.	Exploration geologist on a variety of gold and base metal projects in Canada, Norway, and Sweden.

b.	Mineral Resource estimation work and reporting on numerous mining and exploration projects around the world.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have not visited the Siribaya Project.

6.	I am responsible for Sections 2 through 12 of the Technical Report and share responsibility with Mr. Evans for resource modelling aspects of Zone 1B and Taya Ko deposits.

7.	I am independent of the Issuers applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of January, 2016

(Signed and Sealed) “Valerie Wilson”

Valerie Wilson, M.Sc., P.Geo.

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